Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134095

CPG INTERNATIONAL I INC.

SUPPLEMENT NO. 4 TO MARKET-MAKING PROSPECTUS DATED AUGUST 7, 2006

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 2, 2007

ON FEBRUARY 2, 2007, CPG INTERNATIONAL INC. FILED THE ATTACHED FORM 8-K, DATED FEBRUARY 2, 2007

__________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2007 (January 31, 2007)

CPG INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	333-134089	20-2779385
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

801 Corey Street, Scranton, Pennsylvania	18505
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (570) 558-8000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a- 12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

(a)	Securities

On January 31, 2007, CPG International I Inc. (“CPG I”), a wholly owned subsidiary of CPG International Inc. (the “Company” or “CPG”), issued $33.0 million aggregate principal amount of Senior Floating Rate Notes due 2012 (the “Notes”) in a private placement exempt from registration under the Securities Act of 1933 (the “Securities Act”). The Notes are senior unsecured obligations, and are guaranteed by CPG and all of the subsidiaries of CPG I (such guarantees of the Notes, the “Guarantees” and, together with the Notes, the “Securities”). The net proceeds from this private placement, together with an equity contribution, were used to fund the Company’s acquisition of Procell Decking Systems (“Procell”), a privately held manufacturer of synthetic decking products that leverage solid-core, cellular PVC technology. The acquisition of Procell is described in Item 2.01 and Item 7.01 of this Current Report on Form 8-K.

The Securities were issued under the Indenture, dated as of July 5, 2005 (as supplemented, the “Indenture”) among CPG I, CPG, the subsidiary guarantors and Wells Fargo Bank, N.A., as trustee, pursuant to which CPG I and the guarantors previously issued $95.0 million aggregate principal amount of Senior Floating Rate Notes due 2012. The Securities will be treated as a single series with the outstanding floating rate notes and will have the same terms as those of the outstanding floating rate notes, except that (i) the Securities will be subject to separate registration rights agreements, discussed in Item 1.01(b) below, (ii) cash interest will accrue on the Securities from and including January 1, 2007, the most recent interest payment for the outstanding floating rate notes, (iii) until the Securities are registered, they will have a separate CUSIP number from that of the outstanding floating rate notes and will not be fungible with the outstanding floating rate notes and (iv) the first payment of cash interest following the issue date of the Securities will be on or about July 1, 2007.

Interest on the Securities will accrue at a rate per annum, reset semi-annually, equal to the six-month LIBOR plus 6.75% and will be payable semi-annually in cash on January 1 and July 1 of each year, beginning on or about July 1, 2007. The Securities will mature on July 1, 2012.

Before July 1, 2007, CPG I may redeem the Securities as a whole but not in part, subject to payment of a make-whole premium, plus accrued and unpaid interest, if any, to the date of redemption. On or after July 1, 2007, CPG I may redeem the Securities, in whole or in part, at any time at its option at the redemption prices set forth in the Securities, plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to July 1, 2007, CPG I may redeem up to 35% of the Securities, taken together with the outstanding floating rate notes, with the net cash proceeds of one or more equity offerings. Upon a “change of control,” as defined in the Indenture, CPG I may be required to offer to purchase the Securities at 101% of the principal amount, plus accrued and unpaid interest.

The Indenture restricts CPG I’s and its restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness;
•	prepay subordinated indebtedness;
•	pay dividends or make other distributions on, redeem or repurchase, capital stock;
•	make investments or other restricted payments;
•	enter into transactions with affiliates;
•	sell assets;
•	create liens on assets to secure debt; or
•	effect a consolidation or merger.

If an event of default on the Securities occurs, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes under the Indenture may declare the principal amount of the Securities and any accrued and unpaid interest through the date of such declaration immediately due and payable, subject to certain conditions set forth in the Indenture. These amounts automatically become due and payable in the case of certain events of bankruptcy or insolvency of CPG I. Events of default include

(1) the failure to pay interest and the default continues for a period of 30 days; (2) the failure to pay the principal on any Note; (3) a default in the observance or performance of certain covenants or agreements contained in the Indenture, which default continues for a period of 60 days; (4) the acceleration of certain other debt; (5) certain judgments rendered against CPG I or any of its significant subsidiaries; (6) certain events of bankruptcy affecting CPG I or any of its significant subsidiaries; or (7) the Guarantee of CPG or a significant subsidiary ceases to be in full force and effect.

A copy of the Indenture has been filed as Exhibit 4.1 to the Registration Statement on Form S-4 filed on May 12, 2006. The form of Note (included within the Indenture) is filed as Exhibit 4.1 to this Current Report on Form 8-K and is hereby incorporated by reference herein. The descriptions of the material terms of the Indenture and the Securities are qualified in their entirety by reference to such exhibits.

(b)	Registration Rights Agreements

In connection with the issuance of the Securities, CPG, CPG I and the subsidiary guarantors entered into a registration rights agreement (the “Guggenheim Registration Rights Agreement”), dated as of January 31, 2007, with Orpheus Funding LLC, Midland National Life Insurance Company, North American Company for Life and Health Insurance, Sands Point Funding Ltd., Kennecott Funding Ltd., 1888 Fund, Ltd. and Copper River CLO Ltd. (collectively, the “Guggenheim Purchasers”). Under the terms of the Guggenheim Registration Rights Agreement, CPG I and the guarantors agreed to use their commercially reasonable efforts to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the Securities for an issue of registered Securities having substantially the same terms as the Securities. CPG I and the guarantors have agreed to use their commercially reasonable efforts to cause the exchange offer to be completed within 270 days after the issuance of the Securities. Under certain circumstances, CPG I and the guarantors may be obligated to file a shelf registration statement with respect to the Securities.

Holders of the Securities may be entitled to payment of additional interest, subject to some limitations, if CPG I and the guarantors do not comply with certain obligations set forth in the Guggenheim Registration Rights Agreement or the registration statement ceases to be effective or fails to be usable for certain periods of time, in each case subject to certain exceptions provided in the Guggenheim Registration Rights Agreement. CPG I and the guarantors agreed to indemnify the Guggenheim Purchasers and holders of Securities against certain liabilities in connection with the registration statement, or contribute to payments that the Guggenheim Purchasers may be required to make in respect of those liabilities.

In addition, CPG, CPG I and the subsidiary guarantors entered into a registration rights agreement (the “AEA Registration Rights Agreement”), dated as of January 31, 2007, with AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP (collectively, the “AEA Purchasers”). In the AEA Registration Rights Agreement, CPG I and the guarantors agreed to file with the SEC, upon demand of the AEA Purchasers, a shelf registration statement to register resales of the Securities. CPG I and the guarantors agreed to use their commercially reasonable efforts to (i) cause the shelf registration statement to become effective within 240 days after receiving the demand from the AEA Purchasers and (ii) to keep the shelf registration statement effective until the earlier of (1) two years from the date the shelf registration statement is declared effective by the SEC, (2) the expiration of the period referred to in Rule 144(k) under the Securities Act with respect to the Securities or (3) such shorter period that will terminate when all the Securities covered by the shelf registration statement have been sold pursuant to the shelf registration statement. CPG I will be required to pay additional interest, subject to some limitations, to the AEA Purchasers if the shelf registration statement does not become effective within the specified time period or the shelf registration statement ceases to be effective or fails to be usable for certain periods of time, in each case subject to certain exceptions provided in the AEA Registration Rights Agreement.

CPG I and the guarantors agreed to indemnify the AEA Purchasers against certain liabilities in connection with the shelf registration statement, or contribute to payments that the AEA Purchasers may be required to make in respect of those liabilities.

The AEA Purchasers are affiliates of AEA Investors LLC, which controls a majority of the Company’s common stock.

All capitalized terms used herein, and not otherwise defined herein, shall have the meanings assigned to them in Item 1.01(a) of this Current Report on Form 8-K. Copies of the Guggenheim Registration Rights Agreement and the AEA Registration Rights Agreement are attached as Exhibit 4.4 and Exhibit 4.3, respectively, to this Current Report on Form 8-K and are hereby incorporated by reference herein. The descriptions of the material terms of the registration rights agreements are qualified in their entirety by reference to such exhibit.

(c)	Credit Agreement Amendment and Supplemental Indenture

In connection with the acquisition of Procell, the Company’s credit agreement was amended to, among other things, permit the consummation of this acquisition and the indebtedness incurred in connection therewith. In addition, the Indenture was supplemented to clarify that some or all of the additional notes issued under the Indenture may be issued (i) in certificated form and/or (ii) to institutional “accredited investors” as defined in Rule 501(a) under the Securities Act. Copies of the supplemental indenture and the credit agreement amendment are attached as Exhibit 4.2 and Exhibit 10.1, respectively, to this Current Report on Form 8-K and are hereby incorporated by reference herein. The descriptions of the material terms of the supplemental indenture and the credit agreement amendment are qualified in their entirety by reference to such exhibit.

(d)	Management Rights Letter Agreement

In connection with the AEA Purchasers’ purchase of Securities, on January 31, 2007, CPG I entered into a management rights letter agreement (the “Management Rights Letter Agreement”) with the AEA Purchasers under which CPG I granted the AEA Purchasers certain contractual management rights relating to CPG I, including the right to (i) consult with and advise management, (ii) inspect all documents, contracts, books, records, personnel, offices and other facilities and properties of CPG I and its direct and indirect subsidiaries, (ii) designate a non-voting representative on CPG I’s board of directors, and (iii) receive financial statements. These rights are intended to satisfy the requirement of contractual management rights for purposes of qualifying the AEA Purchasers’ interests in CPG I as venture capital investments for purposes of the Department of Labor’s “plan assets” regulations.

The AEA Purchasers have agreed to hold in confidence and trust and not use or disclose any confidential information provided to or learned by them in connection with the exercise of management rights under the Management Rights Letter Agreement, unless otherwise required by law or unless such confidential information otherwise becomes publicly available or available to them other than through the Management Rights Letter Agreement.

The AEA Purchasers are affiliates of AEA Investors LLC, which controls a majority of the Company’s common stock.

All capitalized terms used herein, and not otherwise defined herein, shall have the meanings assigned to them in Item 1.01(a) and (b) of this Current Report on Form 8-K. A copy of the Management Rights Letter Agreement is attached as Exhibit 10.2 to this Current Report on Form 8-K and is hereby incorporated by reference herein. The description of the material terms of the Management Rights Letter Agreement is qualified in its entirety by reference to such exhibit.

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On January 31, 2007, a wholly owned subsidiary of CPG International Inc. (the “Company” or “CPG”) and the parent company of CPG completed the previously announced acquisition of Procell Decking Systems

(“Procell”) pursuant to (a) a unit purchase agreement, dated as of December 13, 2006, among CPG International I Inc. (a wholly owned subsidiary of CPG) (the “Buyer”), and Christopher Bardasian, Kevin Sloan, and Larry Sloan (collectively, the “Sellers”), who own all of the outstanding equity of Procell, and (b) a contribution agreement, dated as of December 13, 2006, among CPG International Holdings LP (the parent company of CPG) (the “Partnership”) and the Sellers. Procell is a privately held manufacturer of synthetic decking products that leverage solid-core, cellular PVC technology. This technology is similar to that of CPG’s AZEK® Trimboards, creating a solid, load-bearing yet lightweight decking product.

The purchase price for the acquisition was $54.3 million (which may be increased if certain financial targets are met during 2007). To finance the acquisition, the sources of funds included approximately $33.0 million of debt and approximately $34.9 million of equity, consisting of an approximately $29.8 million cash equity contribution from AEA Investors LLC and other co-investors, an approximately $3.0 million rollover of existing equity in Procell and an approximately $2.0 million equity contribution from management.

The foregoing descriptions of the unit purchase agreement and the contribution agreement do not purport to be complete and are qualified in their entirety by reference to the unit purchase agreement and the contribution agreement, copies of which are attached as Exhibit 2.1 and Exhibit 2.2, respectively, to the Current Report on Form 8-K filed on December 14, 2006. A copy of the Company’s press release announcing the completion of the acquisition of Procell is furnished with this report as Exhibit 99.1.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosures above under Item 1.01(a) of this Current Report on Form 8-K relating to the Securities are also responsive to Item 2.03 of this Current Report on Form 8-K and are hereby incorporated by reference into this Item 2.03.

Item 7.01.	Regulation FD Disclosure.

CPG is providing the following supplemental information, which was contained in offering material used in connection with financing the acquisition of Procell:

1.	Cautionary Note Regarding Forward Looking Statements
2.	Terms Used in this Current Report
3.	Procell Acquisition
4.	Supplemental Financial Information
5.	Risks Related to the Procell Acquisition
6.	Capitalization

7.	Unaudited Pro Forma Condensed Combined Financial Information

8.	Business

9.	Management

10.	Security Ownership of Certain Beneficial Owners and Management

11.	Certain Relationships and Related Party Transactions

The information contained in this Current Report on Form 8-K is neither an offer to sell nor a solicitation of an offer to buy any of the Company’s securities.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this report on Form 8-K that is required to be disclosed solely to satisfy the requirements of Regulation FD.

SUPPLEMENTAL INFORMATION

1.	Cautionary Note Regarding Forward Looking Statements

This current report contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about (a) the terms of the Transaction, the Santana Acquisition and the Procell Acquisition (each as defined under “Terms Used in this Current Report” below); (b) the markets in which we operate, including growth of our various markets and growth in the use of synthetic products; and (c) our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this current report are forward-looking statements. The forward-looking statements contained herein regarding market share, market sizes and changes in markets are subject to various estimations, uncertainties and risks.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this current report, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	risks associated with our substantial indebtedness and debt service;
•	risks of increasing competition in our existing and future markets, including competition from new products introduced by competitors;
•	risk that projections of increased market size do not materialize as expected;
•	increases in prices and lack of availability of resin and other raw materials and our ability to pass any increased costs on to our customers in a timely manner;
•	risks related to our dependence on the performance of our AZEK products;
•

general economic or business conditions, either nationally, regionally or in the individual markets in which we conduct business may deteriorate and have an adverse impact on our business strategy, including without limitation, factors relating to interest rates, gross domestic product levels and activity in the residential, commercial and institutional construction market;

•	changes in governmental laws and regulations, including environmental law, and regulations;
•	continued increased acceptance of synthetic products as an alternative to wood and metal products;
•	our ability to retain management;
•	our ability to meet future capital requirements;
•	our ability to protect our intellectual property rights;
•	downgrades in our credit ratings; and
•	other risks and uncertainties.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included into this current report are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

2.	Terms Used in this Current Report

Except as otherwise required by the context, references in this current report to:

•	“our company,” “we,” “our” or “us” refer to CPG International I Inc., a Delaware corporation, and its consolidated subsidiaries,
•	“CPG International” refers to CPG International Inc., our direct parent holding company and guarantor of the outstanding notes (defined below),
•

“Transaction” refers to the acquisition of all the equity interests of the operating subsidiaries of Compression Polymers Holdings LLC, a Delaware limited liability company, by an investor group led by AEA Investors LLC and its affiliates, or “AEA Investors,”

•	“Santana” refers to Santana Products, Inc., a Delaware corporation,
•	“Santana Acquisition” refers to our acquisition of Santana Holdings Corporation, a Delaware corporation, which is the direct parent of Santana,
•	“Procell” refers to Pro-Cell, LLC, an Alabama limited liability company, which owns and operates Procell Decking Systems™,
•	“Procell Acquisition” refers to our acquisition of all the outstanding equity of Procell, and
•	“pro forma” gives effect the Santana Acquisition and the Procell Acquisition in the manner described under “Unaudited Pro Forma Condensed Combined Financial Information.”

____________________________________

This current report includes trademarks and service marks owned by us, including CPG International™, AZEK®, Comtec™, Capitol™, Celtec®, Flametec®, Hiny Hiders®, Protec®, Sanatec®, HiTec®, Polycarve®, EverTuff®, TuffTec™, Seaboard®, Playboard® and Grip X®, as well as trademarks and service marks owned by third parties. This current report also includes the trademark Procell Decking Systems™.

3.	Procell Acquisition

On December 13, 2006, we entered into a unit purchase agreement to acquire all of the outstanding equity of Pro-Cell, LLC, which owns and operates Procell Decking Systems™. Procell is a privately held manufacturer located in Foley, Alabama, that has developed a next generation product in the decking market. Procell leverages solid-core, cellular PVC technology combined with agra-fiber to produce a durable, long-life product with superior attributes that serves as a replacement for wood and composite products in decking applications. Procell’s use of cellular solid-core PVC technology is complementary to our AZEK Trimboards manufacturing process, creating a solid, load-bearing yet lightweight decking product. Procell’s innovative manufacturing technology provides significant product advantages versus other decking alternatives, including increased stain resistance, superior color retention, enhanced insect and termite protection, minimized expansion and contraction, increased mold resistance, lighter weight and improved workability. We will combine the Procell operations with our AZEK Building Products business unit in order to effectively leverage AZEK’s brand, sales team, and two-step distribution footprint. In addition, we believe there will be synergies in the manufacturing process and raw material procurement. Upon the closing of the Procell Acquisition, two former Procell executives will be joining our management team thereby making possible an effective transition.

The Procell Acquisition allows us to take an important step in growing AZEK Building Products to represent the leading premium brands of low maintenance, long-life, exterior building products. We expect that the acquisition of Procell and expansion into the composite decking market will also help transform our existing business by further diversifying our end-markets by increasing the depth of our product portfolio as well as broadening the applications for our products. These factors will increase the importance of AZEK’s product offerings in our sales channel. For the twelve months ended September 30, 2006, Procell generated net sales of approximately $25.0 million and net income of approximately $3.2 million.

On the closing date for the Procell Acquisition, we paid a purchase price of approximately $54.3 million, which includes an approximately $3.0 million rollover of existing equity in Procell as well as approximately $5.0 million of Procell debt being repaid at closing. If certain financial targets are met for the fiscal year ending December 31, 2007, the purchase price may be increased up to a maximum of approximately $7.1 million in cash, plus additional equity in our indirect parent holding company. After giving pro forma effect to the Procell Acquisition, as well as the Santana Acquisition, our net sales for the twelve months ended September 30, 2006 would have been $302.7 million. See “Unaudited Pro Forma Condensed Combined Financial Information” below.

The estimated sources and uses of the funds for the Procell Acquisition are shown in the following table. The actual amounts will vary from the estimated amounts depending on the amount of indebtedness of Procell as of the closing date and the actual fees and expenses.

(in thousands)
Sources:		Uses:
Senior Floating Rate Notes(1)	$33,000	Cash purchase price	$46,008
Assumed capital lease obligations(2)	5,000	Procell rollover equity	3,040
Equity contribution(3)	34,885	Repayment of existing debt	5,202
		Assumed capital lease obligations(2)	5,000
		Cash(4)	7,635
		Total fees & expenses(5)	6,000
Total sources	$72,885	Total uses	$72,885

_______________

(1)

We issued $33.0 million of additional Senior Floating Rate Notes due 2012 in a private placement. These notes were issued under an indenture dated as of July 5, 2005, pursuant to which we previously issued $95.0 million aggregate principal amount of Senior Floating Rate Notes due 2012.

(2)	Represents capital expenditures for equipment acquired by Procell in contemplation of the Procell Acquisition.
(3)

Includes an approximately $29.8 million cash equity contribution from AEA Investors and other co-investors, an approximately $3.0 million rollover of existing equity in Procell and an approximately $2.0 million equity contribution from management.

(4)

Represents operating cash resulting from financing the Procell Acquisition from which we may make additional payments to the sellers of Procell if certain financial targets are met. We may use some or all of this cash to repay outstanding borrowings under our senior secured credit facility from time to time.

(5)	Includes approximately $1.0 million for a sign-on bonus paid to certain sellers of Procell upon consummation of the Procell Acquisition.
4.	Supplemental Financial Information
(a)	Adjusted EBITDA

The following table sets forth summary pro forma financial information as of and for the twelve months ended September 30, 2006, which have been derived from our consolidated financial statements and the financial statements of Santana and Procell. The summary pro forma financial information should be read in conjunction with the information set forth in “Unaudited Pro Forma Condensed Combined Financial Information.”

	Pro Forma
	Twelve Months
	Ended
	September 30,
	2006
	(in thousands,
	except ratios)

Adjusted EBITDA (1)	$50,780
Cash interest expense(2)	$32,698
Ratio of total debt to Adjusted EBITDA(1)	5.90	x
Ratio of Adjusted EBITDA to cash interest expense(1)	1.55	x

_______________

(1)               Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided below, is a material component of the significant covenants contained in our senior secured revolving credit facility and the indenture governing the notes. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude, among other items: after-tax gains or losses from asset sales; unrealized gains or losses arising from hedging agreements or derivative instruments; any after-tax extraordinary or nonrecurring gains or losses and any unusual or nonrecurring charges (including severance, relocation costs and one-time compensation charges or restructuring charges or reserves related to the closure of facilities), including any expenses, gains or losses incurred in connection with any issuance of debt or equity; any non-cash compensation charges arising from the grant or issuance of equity instruments; fees, costs and expenses in connection with any acquisition (including the Transaction), including, without limitation, amortization of debt issuance costs, debt discount or premium and other financing fees and expenses directly relating thereto and write-offs of any debt issuance costs relating to indebtedness being retired or repaid in connection with such acquisition, as well as bonus payments paid to employees in connection with such acquisition; any amortization of premiums, fees, or expenses incurred in connection with the Transaction or any other acquisition, or any non-cash write-ups and non-cash charges relating to inventory, fixed assets, intangibles or goodwill, as permitted by Accounting Principles Board Opinions Nos. 16 and 17, respectively; any non-cash impact attributable to the application of purchase method of accounting in accordance with GAAP; the cumulative effect of a change in accounting principles; and any impairment charge or asset write-off pursuant to SFAS No. 142 and No. 144 and the amortization of intangibles arising pursuant to SFAS No. 141.

Adjusted EBITDA is then further adjusted under our debt agreements by giving pro forma effect to acquisitions and dispositions that occurred during the period covered, including certain cost savings and synergies, if any, expected to be obtained in the succeeding six months. Accordingly, the Adjusted EBITDA presented above for the twelve months ended September 30, 2006 gives pro forma effect to the Santana Acquisition and the Procell Acquisition.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments described herein are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do.

The following table provides the calculation of Adjusted EBITDA, pursuant to the covenants in our credit facility and indenture on a pro forma basis after giving effect to the Transaction, the Santana Acquisition and the Procell Acquisition.

Pro Forma
Twelve Months Ended
September 30,
2006
(in thousands)
Net loss(a)	$(5,733)
Interest expense, net(a)	34,598
Income benefit	(5,042)
Depreciation and amortization	14,774
SFAS 141 inventory adjustment(b)	5,185
Relocation and hiring costs(c)	577
Retiring executive costs(d)	294
Management fee(e)	589
Santana Acquisition costs(f)	423
Santana non-recurring charges(g)	3,694
Procell raw material synergy adjustment (h)	1,421
Adjusted EBITDA	$50,780

_______________

(a)

Net loss and interest expense each includes the amortization of approximately $1.9 million of deferred financing costs classified as interest expense for the twelve months ended September 30, 2006, respectively.

(b)	In connection with the Transaction, we incurred a non-cash SFAS No. 141 fair value adjustment to increase inventory to its estimated selling price at May 11, 2005. This increase was then recognized as an increase to cost of sales during the period May 11, 2005 to December 31, 2005 as the related inventory was sold.

(c)	Represents a charge related to the relocation and hiring costs incurred upon the replacement and expansion of our executive management team in fiscal 2005 and in the first half of 2006.
(d)

Three executives and co-founders of the business have retired and their positions have not been and will not be replaced. Therefore, this adjustment reflects the elimination of their salary and benefits as if they had been retired during the periods presented.

(e)	Represents the elimination of the J.H. Whitney & Co., LLC and Clearview Capital, LLC 2005 management fee, as well as the AEA Investors management fee that was charged during the periods presented.
(f)	Represents one-time charges related to integration and moving expenses from the Santana Acquisition, which we acquired on April 28, 2006.
(g)

Includes the add-back of any unusual or nonrecurring charges included in Santana’s net income that relates to the Santana Acquisition. The majority of these costs include the early extinguishment of a supplier agreement, severance costs and debt extinguishment costs attributable to the Santana Acquisition.

(h)

Represents a raw material synergy adjustment for cost savings that would have resulted from the purchase of raw materials at our purchase prices versus Procell’s purchase prices during the periods presented.

(2)	Cash interest expense represents interest expense, net, less the amortization of approximately $1.9 million of deferred financing costs.

(b)	Contractual Obligations

The following table summarizes our contractual cash obligations as of September 30, 2006 on a pro forma basis after giving effect to the Santana Acquisition and the Procell Acquisition. This table does not include information on our recurring purchases of materials for use in production, as our raw materials purchase contracts do not require fixed or minimum quantities. This table also excludes payments relating to income tax due to the fact that, at this time, we cannot determine either the timing or the amounts of payments for all periods beyond September 30, 2006.

(Dollars in thousands)		Due in Less	Due in 1-3	Due in 3-5	Due after 5
	Total	than 1 year	years	years	years
Notes (a)	$278,000	$—	$—	$—	$278,000
Revolving credit facility	16,000	16,000	—	—	—
Interest on Notes	203,332	31,264	78,159	86,034	7,875
Interest on revolving credit facility	466	466	—	—	—
Note payable	22	22	—	—	—
Capital lease obligations (b)	13,514	1,288	3,763	2,093	6,370
Operating lease obligations (c)	1,335	455	577	303	—
Total (d)	$512,669	$49,495	$82,499	$88,430	$292,245

_______________________

(a)	Includes the $33.0 million of notes issued in connection with the Procell Acquisition.
(b)	Excludes approximately $5.0 million in capital lease obligations that we expect to assume upon closing of the Procell Acquisition. The obligations excluded represent capital expenditures for equipment acquired by Procell in contemplation of the Procell Acquisition after September 30, 2006.

(c)	In October 2006, the Company entered into an operating lease for additional office space at approximately $30,000 per month, which is not yet reflected in this table.
(d)

As of September 30, 2006, there was a letter of credit of $1.1 million held against our senior secured revolving credit facility, which provides for borrowings of up to $40.0 million. As of January 3, 2007, our revolving credit facility had a balance of $22.0 million, along with the letter of credit held against it of $1.1 million.

(c)	Capital Expenditures

We estimate that capital expenditures for fiscal 2006 will be $16.0 million to $18.0 million.

5.	Risks Related to the Procell Acquisition

The Procell Acquisition, as well as any other acquisitions we may pursue in the future, may be unsuccessful.

The Procell Acquisition is significantly larger than any of our previous acquisitions. The expansion of our business and operations resulting from the Procell Acquisition may strain our administrative, operational and financial resources. The integration of Procell into our company will require substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our existing business. The integration process could create a number of potential challenges and adverse consequences for us, including the possible unexpected loss of key employees, distributors or suppliers, a possible loss of sales or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to manage the combined operations and assets effectively or realize all or any of the anticipated benefits of the Procell Acquisition.

Although we have conducted what we believe to be a prudent level of investigation regarding Procell’s business, an unavoidable level of risk remains regarding the actual condition of this business. Until we actually assume operating control of Procell’s assets and operations, we may not be able to ascertain the actual value or understand the potential liabilities of Procell and its operations. We may become responsible for unexpected liabilities that we failed or were unable to discover in the course of performing due diligence in connection with the Procell Acquisition. Under the unit purchase agreement, the selling equity holders of Procell are required to indemnify us against certain undisclosed liabilities. However, we cannot assure you that the indemnification, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the acquisition. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may opportunistically consider the acquisition of other manufacturers or product lines of other businesses that either complement or expand our existing business. We cannot assure you that we will be able to consummate any such acquisitions or that any future acquisitions will be able to be consummated at acceptable prices and terms. The Procell Acquisition and any future acquisitions we pursue involve a number of special risks, including some or all of the following:

•	the diversion of management’s attention from our core businesses;
•	the disruption of our ongoing business;
•	entry into markets in which we have limited or no experience;
•	the ability to integrate our acquisitions without substantial costs, delays or other problems;

•	inaccurate assessment of undisclosed liabilities;
•	the incorporation of acquired products into our business;
•	the failure to realize expected synergies and cost savings;
•	the loss of key employees or customers of the acquired business;
•	increasing demands on our operational systems;
•	possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and
•	the amortization of acquired intangible assets.

Additionally, any acquisitions we may make could result in significant increases in our outstanding indebtedness and debt service requirements. The terms of our outstanding notes and senior secured revolving credit facility may limit the acquisitions we may pursue.

The pro forma condensed combined financial information we present in this current report is unaudited, contains unaudited historical results of Santana and Procell and incorporates significant assumptions and estimates.

The unaudited pro forma condensed combined financial information contained in this current report combines our historical financial information with the financial information of Santana and Procell. All of the historical financial information for Procell were provided to us by the sellers of that business, have not been audited by any accounting firm and were prepared in accordance with Procell’s accounting principles and policies, which may differ from ours. In addition, the historical financial information for Santana subsequent to March 31, 2006 through the closing of the Santana Acquisition on April 28, 2006 have not been audited or reviewed by any accounting firm.

The unaudited pro forma financial information contained in this current report incorporates a number of assumptions and estimates related to, among other things, the cost of running Santana and Procell as part of our business. Pro forma adjustments to, among other things, the costs of sales and operating expenses of these entities incorporates assumptions which we believe are reasonable. However, the actual financial results we achieve after acquiring these entities may differ substantially from the pro forma financial information presented in this current report.

As a result of the foregoing, you should not place undue reliance on the unaudited pro forma condensed combined financial information included in this current report.

We provide product warranties that could expose us to claims, which could in turn damage our reputation and adversely affect our business.

We provide our customers with a 15-year limited warranty on Comtec™ products and a 25-year limited warranty on AZEK products. The Comtec warranty guarantees products against breakage, corrosion and delamination. AZEK products are warrantied against manufacturing defects that could cause the product to rot, corrode, delaminate, or excessively swell from moisture. If any of our products fails to comply with its warranty, we may be obligated, at our expense, to correct any defect by replacing such defective product. Although historically total warranty costs have been immaterial, there can be no assurance that future warranty claims will follow historical patterns or that we can accurately predict the level of future warranty claims. In particular, AZEK has been on the market for only eight years, so we cannot completely ascertain the costs for 25 years. Although we have never experienced any material losses attributable to warranty claims, an increase in the rate of warranty claims or the occurrence of unexpected warranty claims could be expensive and could damage our reputation and brand equity, which could materially and adversely affect our business.

In addition, Procell provides its customers with a lifetime limited warranty on its decking products, which have been on the market for only four years. The Procell warranty guarantees products against manufacturing defects in material and workmanship that result in blistering, peeling, flaking, cracking, splitting, cupping, rotting or structural defects from termites or fungal decay. The lifetime limited warranty is only valid on single-family, residential applications. The warranty period for all other entities, such as commercial use, is twenty years. If any of the Procell products fail to comply with their warranty we shall be subject to the same risks as discussed above.

6.	Capitalization

The following table sets forth our cash and consolidated capitalization as of September 30, 2006 on a historical basis and on a pro forma basis to reflect the Procell Acquisition.

	As of September 30, 2006
	Historical	Pro Forma
	(in thousands)
Cash	$1,674		$9,309
Long-term debt, including current portion:
Capital lease obligations	3,736		5,298	(1)
Note payable	22		22
Revolving credit facility(2)	16,000		16,000
Senior Floating Rate Notes due 2012	95,140		128,140	(3)
10½% Senior Notes due 2013	150,000		150,000
Total long-term debt, including current portion	264,898		299,460
Total shareholders’ equity	160,059	(4)	194,944	(5)
Total capitalization	$424,957		$494,404

_______________

(1)

Excludes approximately $5.0 million in capital lease obligations that we expect to assume upon closing of the Procell Acquisition. The obligations excluded represent capital expenditures for equipment acquired by Procell in contemplation of the Procell Acquisition after September 30, 2006.

(2)	Our senior secured revolving credit facility provides for borrowings of up to $40.0 million, of which $22.9 million was available for borrowing as of September 30, 2006.
(3)

Represents $95.0 million aggregate principal amount of outstanding senior floating rate notes (including $140,000 of premium), plus $33.0 million in aggregate principal amount of the notes issued in connection with the Procell Acquisition.

(4)	Historical shareholders’ equity reflects the following:

Equity contribution	$165,066
Retained deficit	(5,007)
Total	$160,059

(5)	Pro forma shareholders’ equity reflects the following:

Existing shareholders’ equity	$160,059
Equity contribution for Procell	31,845
Rollover equity for Procell	3,040
Total	$194,944

Shareholders’ equity presented on a pro forma basis reflects the elimination of Procell’s historical shareholders’ equity.

7.	Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined balance sheet as of September 30, 2006, and the accompanying notes thereto, have been prepared to illustrate the effects of the Procell Acquisition on our historical financial position and results of operations. The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005, the nine months ended September 30, 2005 and 2006 and the twelve months ended September 30, 2006, and the accompanying notes thereto, have been prepared to illustrate the effects of the Santana Acquisition and the Procell Acquisition on our historical financial position and results of operations.

The unaudited pro forma condensed combined balance sheet gives effect to the Procell Acquisition as if it had occurred on September 30, 2006. The unaudited pro forma condensed combined statements of operations give effect to the Transaction, the Santana Acquisition and the Procell Acquisition as if they had occurred on January 1, 2005. The pro forma statement of operations for the twelve months ended September 30, 2006 has been derived by adding the pro forma statement of operations data for the year ended December 31, 2005 to the pro forma statement of operations data for the nine months ended September 30, 2006 and subtracting the pro forma statement of operations data for the nine months ended September 30, 2005. The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent our financial condition had the Santana Acquisition and the Procell Acquisition occurred as of the respective dates indicated above. In addition, the unaudited pro forma condensed combined statements of operations do not purport to project our future operating results as of any future date or for any future period.

The following unaudited pro forma condensed combined financial information has been derived by the application of pro forma adjustments to our audited historical consolidated financial statements included elsewhere in this current report. The pro forma adjustments and certain assumptions underlying these adjustments, are described in the accompanying notes, and should be read in conjunction with these unaudited pro forma condensed combined financial statements. The pro forma adjustments with respect to the Procell Acquisition are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. Accordingly, the final allocation of purchase price for the Procell Acquisition and the resulting effect on income from operations may differ from the pro forma amounts included herein.

All of the historical financial information for Procell were provided to us by the sellers of that business, have not been audited by any accounting firm and were prepared in accordance with Procell’s accounting principles and policies, which may differ from ours. In addition, the historical financial information for Santana subsequent to March 31, 2006 through the closing of the Santana Acquisition on April 28, 2006 have not been audited or reviewed by any accounting firm. See “Risks Related to the Procell Acquisition – The pro forma condensed combined financial information we present in this current report is unaudited, contains unaudited historical results of Santana and Procell and incorporates significant assumptions and estimates.”

CPG INTERNATIONAL INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2006

(dollars in thousands)

			Pro Forma
	CPG		Adjustments for
	International	Pro-Cell,	Procell
	Inc.	LLC	Acquisition(1)		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$1,674	$554	$7,081	(2)	$9,309
Receivables:
Trade	34,844	3,869	—		38,713
Income taxes	—	—	—		—
Inventories	39,005	2,502	—		41,507
Deferred income taxes	8,235	—	—		8,235
Prepaid expenses and other	4,766	9	—		4,775
Total current assets	88,524	6,934	7,081		102,539
Property and equipment—net	80,024	6,692	—		86,716
Goodwill	232,462	—	49,101	(1)	281,563
Intangible assets, net	92,986	—	—		92,986
Deferred financing costs—net	10,543	68	1,432	(3)	12,043
Total	$504,539	$13,694	$57,614		$575,847

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable—primarily trade	$19,965	$1,768	$—		$21,733
Current portion of capital lease obligation	80	—	—		80
Current portion of long-term debt	16,022	6	(6)	(4)	16,022
Accrued interest	7,350	17	(17)	(4)	7,350
Accrued expenses	9,313	93	—		9,406
Total current liabilities	52,730	1,884	(23)		54,591
Deferred income taxes	42,954	—	—		42,954
Capital lease obligation—less current portion	3,656	1,562	—		5,218
Long-term debt—less current portion	245,140	3,640	29,360	(4)	278,140
Total liabilities	344,480	7,086	29,337		380,903
Shareholders’ equity	160,059	6,608	28,277	(5)	194,944
Total	$504,539	$13,694	$57,614		$575,847

See accompanying notes to the unaudited pro forma condensed combined balance sheet.

(1)

The Procell Acquisition will be accounted for as a purchase business combination in conformity with Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combinations, with intangible assets recorded in conformity with SFAS No. 142, Goodwill and Other Intangible Assets, requiring an allocation of the purchase price to the tangible and intangible net assets acquired based on their relative fair values as of the date of acquisition. A valuation study will be performed by an independent third party following the closing of the Procell Acquisition, which will change the purchase price allocation and may result in additional depreciation of property and equipment and amortization of identifiable intangible assets over their estimated useful lives.

Accordingly, we have preliminarily allocated the excess of the purchase price over the net assets acquired to goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is reviewed at least annually for impairment. Goodwill recorded in relation to the Procell Acquisition will not be deductible for tax purposes since this is a stock purchase transaction. If our net tangible assets are written up to fair value after the closing of the Procell Acquisition, our expenses in the future will be higher as a result of increased depreciation and amortization of our assets. To the extent we identify any amortizable intangible assets, the estimated useful lives will be consistent with our current policies as described in Note 6 to our consolidated financial statements.

The preliminary allocation of purchase price at the closing date of the Procell Acquisition is estimated to be as follows:

Purchase price allocation:
Estimated purchase price			$54,250
Fees and expenses			6,000	(	a)
Total purchase price			60,250	(	b)

Less:
Refinancing of existing debt	$3,663
Assets retained by Seller	(554)	(	c)
Deferred financing costs related to the notes issued in connection with the Procell Acquisition	1,500	(	a)
Write-off existing deferred financing costs, net	(68)
Shareholders’ equity	6,608
			11,149
Excess purchase price over net asset value			49,101
Existing goodwill			232,462
Pro forma goodwill			$281,563

(a)

Reflects our estimated fees and expenses in connection with the Procell Acquisition, including placement and other financing fees, advisory fees and other transaction costs and professional fees and expenses as well as approximately $1.0 million for a sign-on bonus paid to certain sellers of Procell upon consummation of the Procell Acquisition. Approximately $1.5 million of these fees and expenses will be capitalized on our balance sheet as deferred financing costs, and the remaining charges will be expensed or capitalized based on their nature.

(b)

The purchase price may be increased up to a maximum of approximately $7.1 million in cash and additional equity in our indirect parent holding company, if certain financial targets are met at Procell during 2007.

(c)	Represents cash and cash equivalents as of September 30, 2006 to be retained by the seller at the closing date of the Procell Acquisition.

Upon closing of the Procell Acquisition, we expect to assume $5.0 million in capital lease obligations which were entered into by Procell in contemplation of the Procell Acquisition. The assets and related depreciation expense and liabilities and related interest expense associated with this future capital lease are not reflected on Procell’s historical financial statements. Please see the sources and uses table under the heading “Procell Acquisition” for disclosure of this future capital lease.

(2)	Reflects adjustments for the following:

Procell cash and cash equivalents	$(554)
Cash contribution from Procell Acquisition (a)	7,635
Pro forma adjustment to cash and cash equivalents	$7,081

(a)

Represents operating cash resulting from financing the Procell Acquisition from which we may make additional payments to the sellers of Procell if certain financial targets are met. We may use some or all of this cash to repay outstanding borrowings under our senior secured credit facility from time to time.

(3)

To eliminate historical Procell deferred financing costs and to record estimated deferred financing costs incurred in connection with the notes issued with respect to the Procell Acquisition, which will be amortized over the period during which the notes remain outstanding.

Write-off of Procell deferred financing costs, net	$(68)
Estimated deferred financing costs related to notes issued in connection with the Procell Acquisition	1,500
Pro forma adjustment to deferred financing costs, net	$1,432

(4)	Reflects adjustments for the following changes in debt:

	CPG	Pro-Cell,
	International Inc.	LLC	Adjustments	Pro Forma
Notes issued in connection with the Procell Acquisition	$—	$—	$33,000	$33,000
Revolving credit facility	16,000	—	—	16,000
Existing debt	245,162	3,646	(3,646)	245,162
Total debt obligations	261,162	3,646	29,354	294,162
Current portion	16,022	6	(6)	16,022
Total obligations—less current portion	$245,140	$3,640	$29,360	$278,140

In addition to the outstanding principal balances of existing Procell debt to be refinanced, all accrued interest ($17 at September 30, 2006) will be settled.

(5)	Reflects adjustments for the following:

Elimination of Procell shareholders’ equity	$(6,608)
Equity contribution for Procell	31,845
Rollover equity for Procell	3,040
Pro forma shareholders’ equity	$28,277

CPG INTERNATIONAL INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year ended December 31, 2005

(dollars in thousands)

	CPG	Santana
	International	Holdings	Pro-Cell,	Pro Forma
	Inc. (1)	Corp. (2)	LLC	Adjustments(3)		Pro Forma
Net sales	$222,603	$32,278	$12,153	$—		$267,034
Cost of sales	(171,930)	(20,831)	(10,988)	(605)	(4)	(204,354)
Gross margin	50,673	11,447	1,165	(605)		62,680
Selling, general and administrative expenses	(40,775)	(6,605)	(1,409)	(2,650)	(5)	(51,439)
Operating income	9,898	4,842	(244)	(3,255)		11,241
Other expenses:
Interest expense, net	(23,035)	(1,335)	(248)	(10,045)	(6)	(34,663)
Other income (expense), net	(226)	—	34	—		(192)
Total other (expenses), net	(23,261)	(1,335)	(214)	(10,045)		(34,855)
(Loss) income before income taxes	(13,363)	3,507	(458)	(13,300)		(23,614)
Income tax benefit (expense)	1,622	(1,334)	—	5,267	(7)	5,555
Net (loss) income	$(11,741)	$2,173	$(458)	$(8,033)		$(18,059)

See accompanying notes to the unaudited pro forma condensed combined statement of operations.

CPG INTERNATIONAL INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months ended September 30, 2005

(dollars in thousands)

	CPG	Santana
	International Inc.	Holdings Corp.	Pro-Cell,	Pro Forma
	(1)	(2)	LLC	Adjustments(3)		Pro Forma
Net sales	$171,425	$26,284	$9,290	$—		$206,999
Cost of sales	(125,589)	(16,995)	(8,476)	(1,981)	(4)	(153,041)
Gross margin	45,836	9,289	814	(1,981)		53,958
Selling, general and administrative expenses	(31,907)	(5,269)	(1,024)	(3,037)	(5)	(41,237)
Operating income	13,929	4,020	(210)	(5,018)		12,721
Other expenses:
Interest expense, net	(16,295)	(975)	(166)	(8,581)	(6)	(26,017)
Other income (expense), net	(518)	—	20	—		(498)
Total other (expenses), net	(16,813)	(975)	(146)	(8,581)		(26,515)
(Loss) income before income taxes	(2,884)	3,045	(356)	(13,599)		(13,794)
Income tax benefit (expense)	(3,060)	(1,137)	—	5,385	(7)	1,188
Net (loss) income	$(5,944)	$1,908	$(356)	$(8,214)		$(12,606)

See accompanying notes to the unaudited pro forma condensed combined statement of operations.

CPG INTERNATIONAL INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months ended September 30, 2006

(dollars in thousands)

	CPG	Santana
	International	Holdings	Pro-Cell,	Pro Forma
	Inc. (1)	Corp. (2)	LLC	Adjustments(3)		Pro Forma
Net sales	$210,514	$10,057	$22,115	$—		$242,686
Cost of sales	(155,953)	(9,080)	(17,143)	(14)	(4)	(182,190)
Gross margin	54,561	977	4,972	(14)		60,496
Selling, general and administrative expenses	(29,437)	(3,832)	(1,555)	(327)	(5)	(35,151)
Operating income	25,124	(2,855)	3,417	(341)		25,345
Interest expense, net	(21,239)	(681)	(167)	(3,865)	(6)	(25,952)
Other income (expense), net	(396)	—	48	—		(348)
Total other (expenses), net	(21,635)	(681)	(119)	(3,865)		(26,300)
(Loss) income before income taxes	3,489	(3,536)	3,298	(4,206)		(955)
Income tax benefit (expense)	(887)	(104)	—	1,666	(7)	675
Net (loss) income	$2,602	$(3,640)	$3,298	$(2,540)		$(280)

See accompanying notes to the unaudited pro forma condensed combined statement of operations.

CPG INTERNATIONAL INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Twelve Months ended September 30, 2006

(dollars in thousands)

	CPG	Santana		Pro Forma
	International	Holdings	Pro-Cell,	Adjustments
	Inc.(1)	Corp. (2)	LLC	(3)		Pro Forma
Net sales	$261,692	$16,051	$24,978	$—		$302,721
Cost of sales	(202,294)	(12,916)	(19,655)	1,362	(4)	(233,503)
Gross margin	59,398	3,135	5,323	1,362		69,218
Selling, general and administrative expenses	(38,305)	(5,168)	(1,940)	60	(5)	(45,353)
Operating income	21,093	(2,033)	3,383	1,422		23,865
Interest expense, net	(27,979)	(1,041)	(249)	(5,329)	(6)	(34,598)
Other income (expense), net	(104)	—	62	—		(42)
Total other (expenses), net	(28,083)	(1,041)	(187)	(5,329)		(34,640)
(Loss) income before income taxes	(6,990)	(3,074)	3,196	(3,907)		(10,775)
Income tax benefit (expense)	3,795	(301)	—	1,548	(7)	5,042
Net (loss) income	$(3,195)	$(3,375)	$3,196	$(2,359)		$(5,733)

See accompanying notes to the unaudited pro forma condensed combined statement of operations.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year ended December 31, 2005, Nine Months ended September 30, 2005, Nine Months ended September 30, 2006 and Twelve Months ended September 30, 2006

(dollars in thousands)

(1)

The historical condensed combined statement of operations represents the mathematical addition of the Predecessor period from January 1, 2005 through May 10, 2005 and the Successor period from May 11, 2005 through September 30, 2005 and December 31, 2005. This is not necessarily indicative of our future results of operations or results of operations that would have actually occurred had the Transaction of the Predecessor been consummated as of January 1, 2005, due to the fair values assigned to our assets and liabilities, the changes made in related estimated useful lives of the assets at May 10, 2005, as well as changes in interest and income tax expenses as a result of the Transaction.

(2)

The historical condensed combined statement of operations includes the results of operations for Santana Holdings Corporation for the nine months ended September 30, 2005, the year ended December 31, 2005 and the three months and twenty-eight days ended April 28, 2006. The Santana Holdings Corporation results for the nine months ended September 30, 2006 represents the three months ended March 31, 2006 and twenty eight days ended April 28, 2006, presented as follows:

	January 1, 2006	April 1, 2006
	To	to
	March 31, 2006	April 28, 2006 (a)	Total
Net sales	$7,337	$2,720	$10,057
Cost of sales	(5,157)	(3,923)	(9,080)
Gross margin	2,180	(1,203)	977
Selling, general and administrative expenses	(1,552)	(2,280)	(3,832)
Operating income	628	(3,483)	(2,855)
Interest expense, net	(354)	(327)	(681)
Other income (expense), net	—	—	—
Total other (expenses), net	(354)	(327)	(681)
Income (loss) before income taxes	274	(3,810)	(3,536)
Income tax expense	(104)	—	(104)
Net income (loss)	$170	$(3,810)	$(3,640)

(a)

Includes significant charges recorded during April 1, 2006 through April 28, 2006, including, but not limited to, the following (i) $0.4 million in prepayment penalties on bank debt, (ii) $0.4 million in management fees to prior owners, (iii) $0.3 million in accounting and legal fees, (iv) $2.6 million in supply contract penalties and (v) $0.4 million in severance.

The Santana Holdings Corporation results for the twelve months ended September 30, 2006 represents the six months ended March 31, 2006 and twenty-eight days ended April 28, 2006, presented as follows:

	October 1, 2005	April 1, 2006
	to	to
	March 31, 2006	April 28, 2006 (a)	Total
Net sales	$13,331	$2,720	$16,051
Cost of sales	(8,993)	(3,923)	(12,916)
Gross margin	4,338	(1,203)	3,135
Selling, general and administrative expenses	(2,888)	(2,280)	(5,168)
Operating income	1,450	(3,483)	(2,033)
Interest expense, net	(714)	(327)	(1,041)

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year ended December 31, 2005, Nine Months ended September 30, 2005, Nine Months ended September 30, 2006 and Twelve Months ended September 30, 2006

(dollars in thousands)

Other income (expense), net	—	—	—
Total other (expenses), net	(714)	(327)	(1,041)
Income (loss) before income taxes	736	(3,810)	(3,074)
Income tax expense	(301)	—	(301)
Net income (loss)	$435	$(3,810)	$(3,375)

(a)

Includes significant charges recorded during April 1, 2006 through April 28, 2006, including, but not limited to, the following (i) $0.4 million in prepayment penalties on bank debt, (ii) $0.4 million in management fees to prior owners, (iii) $0.3 million in accounting and legal fees, (iv) $2.6 million in supply contract penalties and (v) $0.4 million in severance.

(3)

The Transaction was accounted for as a purchase business combination in accordance with SFAS No. 141, which required an allocation of the purchase price paid to the tangible and intangible net assets acquired based on their relative fair values as of the date of the Transaction. The total purchase price of approximately $385.0 million, which included $25.0 million in transaction costs, was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the Transaction. In connection with this allocation of the purchase price, we completed our determination of our intangible assets, including the useful lives of those acquired in the Transaction. These new valuations are the basis for our future impairment evaluations under SFAS No. 142.

The Santana Acquisition was accounted for as a purchase business combination in accordance with SFAS No. 141, which required an allocation of the purchase price paid to the tangible and intangible net assets acquired based on their relative fair values as of the date of the acquisition. The total purchase price of approximately $36.0 million, which included $1.6 million in transaction costs, was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the acquisition. In connection with this allocation of the purchase price, we have completed our determination of our intangible assets, including the useful lives of those acquired in the Santana Acquisition. These new valuations are the basis for our future impairment evaluations under SFAS No.142.

In addition, the Procell Acquisition will be accounted for as a purchase business combination in conformity with SFAS No. 141, with intangible assets recorded in conformity with SFAS No. 142, requiring an allocation of the purchase price to the tangible and intangible net assets acquired based on their relative fair values as of the date of the Procell Acquisition. We have preliminarily allocated the excess of the purchase price over the net assets acquired to goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is reviewed at least annually for impairment. Goodwill recorded in relation to the Procell Acquisition will not be deductible for tax purposes since this is a stock purchase transaction. A valuation study performed by an independent third party will be completed following the closing of the Procell Acquisition, which will change the purchase price allocation and may result in additional depreciation of property and equipment and amortization of identifiable intangible assets over their estimated useful lives.

(3)	To reflect adjustment to cost of sales:

	Year	Nine Months		Twelve Months
	Ended	Ended		Ended
	December 31	September 30,		September 30,
	2005	2005	2006	2006
Pro forma depreciation expense (a)	$9,164	$6,875	$8,465	$10,754
Historical depreciation expense	(8,559)	(4,894)	(8,451)	(12,116)

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year ended December 31, 2005, Nine Months ended September 30, 2005, Nine Months ended September 30, 2006 and Twelve Months ended September 30, 2006

(dollars in thousands)

Pro forma depreciation expense adjustments	$605	$1,981	$14	$(1,362)

(a)

Includes pro forma depreciation expense for Procell which is equal to Procell’s historical depreciation, as we have not adjusted depreciable assets to fair value for pro forma purposes, pending an appraisal.

(4)	To reflect adjustment to selling, general and administrative expense:

	Year	Nine Months		Twelve Months
	Ended	Ended		Ended
	December 31,	September 30,		September 30,
	2005	2005	2006	2006
Pro forma depreciation and amortization expense (a)	$4,699	$3,512	$2,833	$4,020
Historical depreciation and amortization expense	(2,049)	(475)	(2,506)	(4,080)
Pro forma depreciation and amortization expense adjustments	$2,650	$3,037	$327	$(60)

a)

Includes pro forma depreciation and amortization expense for Procell which is equal to historical depreciation and amortization, as we have not adjusted depreciable and amortizable assets to fair value for pro forma purposes, pending an appraisal.

(6)	To adjust interest expense, net reflecting the refinancing of existing debt and the notes issued in connection with the Procell Acquisition:

	Year	Nine Months		Twelve Months
	Ended	Ended		Ended
	December 31,	September 30,		September 30,
	2005	2005	2006	2006
Pro forma interest expense:
Notes issued in connection with the Procell Acquisition(a)	$4,000	$3,000	$3,000	$4,000
Existing Senior Floating Rate Notes	11,514	8,636	8,636	11,514
Existing Senior Subordinated Notes	15,750	11,813	11,813	15,750
Revolving credit facility (b)	1,259	944	944	1,259
Commitment fee of revolver	200	150	150	200
Amortization of debt issuance costs	1,900	1,425	1,425	1,900
Capital lease obligation	207	156	122	173
Pro forma interest expense	34,830	26,124	26,090	34,796
Historical interest income	(167)	(107)	(138)	(198)
Pro forma interest expense, net	34,663	26,017	25,952	34,598
Historical interest expense, net (c)	(24,618)	(17,436)	(22,087)	(29,269)
Pro forma interest expense adjustments	$10,045	$8,581	$3,865	$5,329

(a)

Reflects pro forma interest expense resulting from the issuance of $33.0 million of floating rate notes issued in connection with the Procell Acquisition at an interest rate of LIBOR plus 6.75% (using LIBOR rate of 5.37% at December 28, 2006).

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year ended December 31, 2005, Nine Months ended September 30, 2005, Nine Months ended September 30, 2006 and Twelve Months ended September 30, 2006

(dollars in thousands)

(b)

Reflects pro forma interest expense resulting from the $16.0 million of borrowings under the revolving credit facility at an interest rate of LIBOR plus 2.75% (using LIBOR rate of 5.37% at December 28, 2006).

(c)

Includes the elimination of (i) historical interest expense with respect to existing debt, (ii) the amortization of debt issuance costs with respect to the existing debt being repaid in connection with the Transaction, the Santana Acquisition and the Procell Acquisition, (iii) interest associated with the capital lease obligation, net of (iv) historical interest income.

Each 0.125% change in the assumed interest rates would result in a $0.2 million change in annual interest expense on total floating rate indebtedness.

(7)	Reflects the tax effect of our pro forma adjustments at a statutory tax rate of 39.6% for the periods presented. We expect our cash taxes in future years, however, to vary from this amount.

8.	Business

Company Overview

We are a manufacturer of market-leading brands of highly engineered building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of applications. Since our inception in 1983, we have been able to identify and capitalize on conversion opportunities to replace traditional building materials with our low maintenance, long-life, high-value, synthetic building products. We have developed a number of branded products such as AZEK, Comtec, Capitol™, EverTuff®, TuffTec™, Hiny Hiders® and Celtec®, as well as other branded and non-branded products, that we believe are leaders in their respective end markets. Today we rank among the largest manufacturers of highly engineered synthetic building and industrial replacement products in the United States. Additionally our company has developed through years of research, development and field experience, proprietary technology and dry petrochemical resin blends, creating competitive advantages through product differentiation.

We operate the following two business units:

•

AZEK Building Products, which produces exterior residential building products such as AZEK trimboards, as well as Celtec and other similarly manufactured and distributed wood and metal replacement products for residential and industrial end markets; and

•

Scranton Products Inc., or Scranton Products, which produces highly engineered fabricated commercial building products, including our Comtec and Santana bathroom partitions and locker systems, as well as similarly manufactured and distributed non-fabricated special application industrial products, such as Seaboard® and Flametec®.

AZEK Building Products

Our AZEK Building Products business unit, representing approximately 63% of our net sales for the nine months ended September 30, 2006, and 67% and 60% of our net sales for the years ended December 31, 2005 and 2004, respectively, manufactures our AZEK exterior trim and millwork products utilized in the building products sector, as well as Celtec and other branded products which are substitutes for wood and metal in a variety of industrial applications, including industrial tank linings, marine products, fire retardant products and commercial signage. Through our AZEK product line, we offer a variety of products for exterior housing applications such as trim, fascia, soffit, corners, millwork, mouldings and window casements. AZEK is virtually identical to wood aesthetically, but provides functional advantages as it does not warp or rot, is impervious to water and insect infestation and, although it does not require painting, it holds paint longer in applications where the product is painted. All of our AZEK products are manufactured from comparable raw material ingredients, including polyvinyl chloride, or PVC, and are manufactured internally through similar processes, providing significant cost benefits through vertical integration. We sell our AZEK products through an expanding nationwide network of specialty building product distributors with over 65 locations who then sell to over 1,700 dealers including lumber yards, contractors and installers. In addition, we sell Celtec and other similarly manufactured products through a similar national distribution network. Due to our product quality, market leadership and national distribution network, AZEK has developed significant brand awareness within the trim market, making it the product of choice for consumers of synthetic trim.

Scranton Products

Our Scranton Products business unit, representing approximately 37% of our net sales for the nine months ended September 30, 2006, and 33% and 40% of our net sales for the years ended December 31, 2005 and 2004, respectively, fabricates our Comtec and Santana Products synthetic bathroom partition and locker systems, and manufactures non-fabricated products, such as Seaboard and Flametec, that are utilized

27

in various applications including semiconductors and marine construction, food preparation, machine housing, playground equipment and other diverse applications. We have been able to successfully differentiate our product offering from our competitors through the introduction of proprietary products that are flame retardant, ultraviolet stable and highly resistant to abrasion or chemical corrosion. In addition, we believe we are the largest vertically integrated supplier of synthetic bathroom partition and locker systems, which we sell to schools, universities, parks, recreational facilities, stadium arenas and industrial plants, as well as various retail and commercial facilities. Our bathroom partition and locker alternatives, sold under our leading brands of Comtec, Capitol, EverTuff, Hiny Hiders and TuffTec, are impervious to rust, dents, and scratches; are longer lived; graffiti resistant; easily cleaned; and require minimal maintenance once installed, unlike competing metal products. All of our products within this business unit are derived from comparable raw material ingredients, including either high density polyethylene, or HDPE, or polypropylene, or PP, and are manufactured internally through similar processes. This provides us with cost benefits compared to competitors who do not have our vertically integrated manufacturing capacity and therefore may have a less competitive cost position. We sell our Scranton bathroom partition and locker systems through both a direct and indirect sales force which covers over 1,500 local dealers across the United States, Canada and Latin America.

Our Competitive Strengths

We believe that our key competitive strengths are:

Leading Market Positions with Established Quality Brands.
•

AZEK Building Products. AZEK was awarded #1 for quality in Custom Home Magazine’s 2005 brand use study in the decorative mouldings, trim and columns category. Contractor perception of our AZEK products has been very favorable which has contributed to its increasing market penetration. According to a 2003 survey in Remodeling Magazine, 98% of remodelers who have used AZEK in the past would use it again. In addition, we have successfully branded many of our non-fabricated products, such as Celtec and Polycarve®.

•

Scranton Products. We believe we are the leading manufacturer of highly engineered synthetic bathroom products with our Comtec, Capitol, Hiny Hiders and EverTuff brands. With the support of our manufacturing and distribution capabilities, we believe we have established TuffTec as the market leading brand in the synthetic locker market. Each of these brands is well established and architects frequently request our fabricated products by name. In addition, we have successfully branded many of our non-fabricated products, such as Seaboard and Flametec.

Extensive and Growing Distribution Network. Our products are distributed through an extensive network consisting of manufacturers’ representatives, distributors and dealers. We utilize a two-step distribution system through which our AZEK products are first sold to exclusive distributors, who in turn sell them to dealers, such as lumber yards or retail outlets. Our internal AZEK sales force consists of seasoned marketing professionals, most of whom have been chosen for their experience in promoting other synthetic building products through two-step distribution channels. We choose distributors based on their ability to market and promote AZEK through their internal sales force and other industry contacts. Currently, our AZEK distributor network services dealers across the United States and Canada through over 65 locations. We have increased our AZEK dealer base from 150 dealers in 2001 to over 1,700 local stocking dealers as of December 31, 2006. No single dealer location accounts for more than 2% of AZEK sales. AZEK is the exclusive cellular PVC trim product carried by virtually all our dealers and has preferred vendor status at Stock Building Supply and 84 Lumber, two of the largest building materials suppliers focused on professional contractors in the United States.

Low-Cost Manufacturer. Through over 23 years of developing highly engineered fabricated products based on our manufacturing and fabrication expertise, we have positioned our company as a low-cost vertically integrated manufacturer. Our competitive advantages include the proprietary resin blends and equipment customization techniques we have developed over many years. We believe our manufacturing expertise also allows us to obtain a much higher throughput, and consequently lower unit production costs, from our manufacturing process than most of our competitors. In addition, we have significant scale in purchasing resin that places us in a better cost position relative to many of our competitors. The combination of our market-leading size, vertically integrated business model and the cost savings associated with our high throughput operations provides us with significant cost and competitive advantages.

Experienced and Incentivized Management Team. We are led by an experienced and committed senior management team with an average of approximately 18 years of relevant industry experience. Our management team has successfully guided us through historically high resin prices in 2005 and 2006, as well as a difficult housing market in 2006. In connection with the Transaction, members of our management team rolled over approximately $16 million of existing equity interests of our company, representing approximately 10% of our total equity.

Business Strategy

The key elements of our business strategy are:

Drive Our Product Mix Toward High Value-Added End Use Building Products. We are focused on creating the leading brands of innovative building products targeted at the residential and commercial building product markets. We believe that targeting our product offering on the final end user adds substantial value to our business because it allows us to take advantage of our brands, well developed sales networks and our position as a fully integrated, low cost manufacturer of the products we sell.

•

AZEK Building Products. Within AZEK Building Products, we are creating the premium brand of exterior, low maintenance, residential building products for a wide range of home exterior applications. We began this with the introduction of AZEK Trimboards six years ago and have continued to expand the product offering trough new product development. AZEK has expanded from Trimboards, to millwork, to mouldings and, upon completion of the Procell Acquisition, to decking. We are committed to continue to grow the AZEK Building Products offering of home exterior products over time and we believe the scale achieved in raw materials, manufacturing and the sales channel by these production introductions will increase sales and profitability over time.

•

Scranton Products. Within Scranton Products, we are focused on expanding our bathroom and locker systems business marketed through our Comtec and Capitol brands. In April 2006, we added the Santana brand to Scranton Products to expand our presence in the bathroom and locker room products market. Our low maintenance, long life product offering focused on the commercial building market represents another opportunity to grow our end use building product offering in a differentiated market. We benefit from being able to take advantage of our brands, well developed sales networks and our position as a fully integrated, low cost manufacturer of the products we sell. We plan to continue to leverage these strengths by growing our product offering and expanding into new markets with the goal of increasing sales and profitability over time.

Investment in and expansion of our residential home exteriors business through AZEK Building Products and our bathroom and locker room business within Scranton Products is the key element in our ability to continue to grow our business profitably over time.

Continue to Develop Brands and Innovative Products. We continuously seek opportunities to leverage our core capabilities in the highly-engineered replacement products business to expand into adjacent end markets. Our value-added branded products, such as AZEK and TuffTec, were internally developed and now account for more than 78% of our net sales for the nine months ended September 30, 2006. We have also acquired families of branded products such as Hiny Hiders and Capitol to supplement intrinsic growth. We believe that branded, end use products offer more stability in terms of pricing in the market and generate higher gross margins. In order to build upon our brand identity to further differentiate ourselves from our competitors and grow our leading market share in our markets, we seek to introduce new products, acquire well positioned brands and enhance our existing products through research and development activities. Examples of new branded products include our line of millwork products to complement our existing AZEK trim products, as well as our introduction of a new color palette and unique product extensions such as granite, marble, speckled and slip-resistant surfaces with respect to our bathroom partition systems. In addition, we endeavor to utilize existing products and know-how for new applications. For example, the development of our synthetic locker systems was an extension of our partition systems and demonstrates our innovative product development strategy.

Capitalize on Material Conversion Opportunity. Across all of our target markets, we are focused on capitalizing on the economic and functional advantages of our products relative to competing wood and metal products. While our AZEK and Comtec products’ initial price points can be more expensive than traditional wood, fiber or metal products on an installed cost basis, they offer customers a very attractive lifetime value relative to competing wood and metal products, driven by minimal maintenance requirements, simpler installation and longer product life. Benefits of our highly-engineered synthetic products include lower life cycle cost; ease of fabrication; low moisture absorption; superior corrosion resistance, even compared to stainless steel; high strength-to-weight ratios; low maintenance; and improved cosmetic characteristics. We have been leading this conversion in our target markets, such as synthetic trim, bathroom products, lockers and a diverse array of other markets, including marine, signage, semiconductor, industrial and recreational markets. We intend to seek additional growth in our net sales and profitability from material conversion given our products’ excellent relative aesthetics, performance characteristics and lower lifetime costs as compared to traditional wood and metal products.

Continue to Build Market Share of Our Branded Products. We have successfully created meaningful brand recognition and customer loyalty with respect to our brands such as AZEK, Comtec, Capitol, EverTuff, TuffTec, Hiny Hiders and Celtec, and are focused on further expanding our sales of these and other branded products. We believe that a number of our branded and non-branded non-fabricated products are market leaders in their respective market segments. We have invested heavily in a national advertising and marketing campaign focused on the end consumer to accelerate the conversion from wood to synthetic trim and to promote the AZEK brand. We believe sales of AZEK should continue to grow, as the exterior trim market is still in the early stage of material conversion. In our synthetic bathroom and locker systems business, we seek to increase sales to national accounts and continue to increase our market share at the expense of metal competitors and other synthetic fabricators that are not vertically integrated and have a higher manufacturing cost position. Sales growth of our synthetic lockers was strong in 2005 and the first nine months of 2006, and we believe these lockers possess continued growth opportunities associated with increased market penetration and material conversion. We are focused on maintaining our market leading positions while simultaneously seeking additional growth from material conversion through further education of architects, builders, distributors, dealers and other consumers regarding the respective advantages of our products over competing wood, fiber and metal products.

Leverage Our Manufacturing Excellence. With over 23 years of experience in developing highly engineered synthetic products, we have gained significant internal manufacturing expertise and technical knowledge, and are focused on remaining a leader in plastic extrusion and fabrication. Our products are manufactured using internally developed resin mixes that are the product of years of research, development and experience in field application. We spent over 10 years developing AZEK and, as a result, we believe that AZEK’s highly engineered manufacturing technology would be difficult to replicate. We perform significant customization on each machine following manufacturer installation. We maintain a dedicated on-site laboratory with fully functioning mixing, heating, and extrusion capabilities, and we use this facility to continue our product innovation and experiment with new processes. To ensure our ongoing product quality and manufacturing leadership, we are committed to our continuous process improvement and employee empowerment model based upon LEAN manufacturing principles. We are also focused on improving our leading manufacturing technology to increase capacity and productivity, which would in turn lead to increased volume and profitability.

Our Products

AZEK Building Products

Trim and Millwork. As the market leader in synthetic exterior trim and millwork products, we offer a variety of wood replacement products under the AZEK brand for numerous residential exterior applications which include:

•

AZEK Trimboard—AZEK Trimboard has a smooth surface or a reversible textured surface designed to replicate wood grain. It is intended for trim, fascia, soffits, and window and door surrounds, and its key features include its premium lengths, the fact that it can be easily heated and shaped.

•

AZEK Sheet—AZEK Sheet is available in sizes from 4’x 8’ to 4’x 20’ in a variety of thicknesses and is intended for pop-out bay windows, raised panels and dormers and is easily used for applications over 12’ wide.

•

AZEK Millwork—AZEK Millwork is exterior moulding in a variety of classic styles and lengths which is used on a new line of exterior moulding in brick mold, crown mold, and drip cap styles. AZEK Cornerboard is a pre-formed trim for residential exterior corner applications used on exterior corner trim and column wraps. AZEK Beadboard is a reversible edge center bead and v-groove designed for exterior ceilings or soffits and is intended for porch ceilings, soffits and wainscoting.

•

AZEK Adhesive—AZEK Adhesive is a water-soluble, low-toxicity, virtually odorless and ultraviolet stable cellular PVC cement for use on AZEK-to-AZEK bonds including long fascia runs and window surrounds.

•	AZEK Moulding—AZEK Mouldings offers a wide range of moulding designs (such as crown and brick) for home exterior applications that offer the unique AZEK matte finish.

AZEK’s manufacturing process creates a superior trim and millwork product that possesses the following advantages over alternative materials:

Uniformity. We believe that the quality of our AZEK products is superior to that of natural wood and other synthetic products. AZEK board and sheet are manufactured to the highest degree of consistency with uniform thickness, premium lengths, and square edges on all four sides. AZEK has a uniform density comparable to pine without the knots, grain, cracks, and voids typically found in wood products, maximizing the amount of AZEK that can be used.

Durability. The superior strength of its synthetic composition gives AZEK a longer lifetime and a greater ability to withstand wear and tear than competing wood products. AZEK is designed for outdoor applications, as it is impervious to termites and other insects and is not susceptible to water or moisture damage. AZEK will also not rot, cup, split, twist or warp, and is covered by a 25-year warranty.

Workability. AZEK offers similar workability characteristics to wood and has clear advantages over competing synthetic trim materials. AZEK products can be easily nailed, screwed, drilled and stapled without splitting or creating unsightly “mushrooms.” AZEK also offers a proprietary water-based cement that, when gluing two pieces of AZEK together, forms a molecular bond that is stronger than the mechanical bond formed between wood and glue. In addition to its simple installation, AZEK can also be easily manipulated for more complex applications. AZEK board and sheet can be shaped, routed, and mitered using standard woodworking tools and thermoforming techniques.

Aesthetics. AZEK looks and feels like traditional wood, adding significant value and beauty, but lasts longer than traditional wood trim and is virtually maintenance free. AZEK trim can be painted to match any exterior, cut to create a myriad of trim shapes and easily molded to fit any window or door.

Non-fabricated Products. We manufacture Celtec and other branded products (such as Polycarve, Ultra White and Vintec) which can be substitutes for wood and metal in a variety of industrial applications, including industrial tank linings, marine products, fire retardant products and commercial signage. Our branded Celtec products are gaining acceptance in marine and commercial markets (Celtec 550) and industrial markets (Celtec 700). Celtec products offer advantages over competing products, with high structural strength, superior workability and light weight. Celtec 550 is designed to replace wood in non-stress bearing, non-building applications. Celtec 700 is designed for industrial and commercial signage. These products are tough, high strength and lightweight, and can be ordered in a wide range of sizes, thicknesses and colors. We also manufacture industrial corrosion resistant products which are suited for applications where maximum chemical resistance, prevention of ultraviolet degradation or tolerance to high temperature environments is necessary.

Scranton Products

Bathroom Partition and Locker Systems. We fabricate bathroom partitions, shower compartments and lockers from highly engineered synthetic sheet manufactured internally, and sell these products under our Comtec, Capitol, EverTuff, Hiny Hiders and TuffTec brands. Unlike competing metal products, our synthetic alternatives are impervious to rust, dents, and scratches; are longer-lived; graffiti resistant; easily cleaned; and require minimal maintenance once installed. As compared to metal alternatives, our partitions and locker products sell at premium prices but deliver significantly reduced lifecycle costs through increased durability and lower maintenance expenses.

Our bathroom products include custom built toilet partitions, doors, privacy screens, hardware accessories, shower cubicles, and vanities manufactured in an array of designs and color choices. They are available in wall-mounted, floor-mounted, floor-to-ceiling, and ceiling-hung models and they are also manufactured with a variety of hinges and hardware accessories. Their key features and benefits are that they are manufactured from one inch thick highly-engineered synthetic materials and resist moisture, stains, odors, mildew, scratches, corrosion and delamination. The primary end markets for our bathroom partition products include schools, parks, stadiums, factories, hospitals, transportation terminals, retail locations, and fitness centers.

Our synthetic locker systems are equipped with several different locking mechanisms and are available in a variety of sizes, colors and designs. They are impervious to rust, dents, scratches and graffiti and require minimal maintenance. Also, the lockers are ideal for high traffic and sanitary environments and they are easily steam cleaned to eliminate bacteria. The primary end markets for these products include schools, amusement parks, factories and fitness centers.

Non-fabricated Products. We manufacture highly engineered non-fabricated products for use in a wide variety of applications including semiconductors and marine construction, food preparation, machine housing, playground equipment and other diverse applications.

Our industrial product offering is comprised of the following products:

•

Protec® CP—Protec CP is formulated to provide high levels of impact resistance as well as corrosion resistance against a broad group of reagents. It is used for metal plating barrels, scrubbers, acid tank linings, tank covers, fume hoods and ducts, laboratory sinks, orthopedic appliances, etching machines, etching rinse tubes, machined parts, battery cases, scrub stations and food preparation.

•	Sanatec®—Sanatec is formulated for the manufacture of quality food grade equipment parts.

•

HiTec®—HiTec is a high impact product suited for the manufacture of chemical resistance products and products that come in direct contact with foodstuffs. It is used for business machine parts, guides and wear plates, cams, washers, shims, packing rings in chemical applications, low speed bearings, laboratory vessels, rotors and blades, roll stand bearings, nuclear storage containers, skids and deflector plates, tank, chute and bin linings.

We also provide applications to marine construction through Seaboard, which is UV stable, scratch resistant, and has excellent impact and stiffness. We also support semiconductors through our Flametec product, which is in the family of flame retardant sheet formulations that meet the guidelines for clean room materials. Finally, we offer Playboard® Modular Playground Systems, which consists of 2-color Polycarve and Grip X® slip resistant materials utilized in flanges, flat roofs, steps, platforms, climbing walls, spring toys, park furnishings and signs.

Operations and Manufacturing Process

Our various products are manufactured through a highly technical, precision manufacturing process in which a number of variable elements must be managed in parallel in order for the product to be produced to specifications and perform to expectations. During the manufacturing process, our proprietary products are blended, heated, and then processed through an extrusion device. For our end use building products, further steps are taken to fabricate and assemble our products through internally designed, proprietary processes. Developing the correct mixture of raw materials and blends, as well as the proper speed and calibrations, is highly technical, and we have developed significant internal expertise in this process through our 23 years of experience. Each of our machines is customized according to internal proprietary specifications by our technicians in order to establish the correct mixing, speed and extrusion processes.

Sales and Marketing

We have carefully balanced the build-out of our AZEK sales and marketing, distribution and manufacturing infrastructure in a manner that enables us to meet demand and control quality. Our AZEK sales organization consisted of 50 sales representatives as of December 31, 2006, organized by geographic region. The sales force focuses on actively promoting product awareness and educating the distributor and dealer base on the attractive relative product characteristics of synthetic exterior trim and millwork. Our AZEK sales and marketing team gave presentations emphasizing the unique properties and design possibilities with AZEK to over 16,000 architects since 2004, and was recognized by the American Institute of Architects as an approved continuing education provider.

We have a comprehensive marketing campaign in support of AZEK, targeted towards its growing dealer base as well as the architect, custom builder, remodeler, installer and consumer demand base. Our goal is to raise the visibility of exterior trim on the home and educate the decision makers in the channel on the benefits of our synthetic product versus competing products in order to stimulate end market demand.

We seek to leverage our Comtec/Santana sales force, market leading position, promotional materials and proprietary products to develop close relationships with architects. We employ a general manager and two regional sales managers, who cover approximately 25 regional manufacturers’ sales representative organizations that provide nationwide coverage to over 1,500 local dealers. Our Comtec/ Santana sales agents call on architects in order to influence project specifications in traditional institutional markets, such as schools, universities, and stadium arenas, as well as targeted new markets, such as retail stores, industrial facilities and food processing plants. We have initiated a targeted marketing effort with the goal of having our Comtec products specified by name by national accounts and large school districts.

While we distribute our non-fabricated products primarily through distributors, we have eight manufacturers’ sales representatives with joint product responsibility across our product lines.

Distribution

Our products are distributed throughout an extensive network consisting of manufacturing representatives, distributors and dealers. We market our products to a diverse group of end markets, including residential, commercial and industrial construction, semiconductor, marine, industrial and other markets. Our top ten distributors, through more than 35 independent branches, collectively accounted for approximately half of our net sales for the nine months ended September 30, 2006, our largest distributor, Parksite Plunkett Webster, or PPW, through seven branches, collectively accounted for more than 10% of net sales for the nine months ended September 30, 2006, and our top 3 distributors collectively accounted for approximately 38% of net sales for the nine months ended September 30, 2006.

Through a two-step distribution system, we sell our AZEK products exclusively through an expanding nationwide network of specialty building product distributors with multiple locations (each independently representing the AZEK product) who in turn sell to lumber yards, contractors and installers. Our 16 AZEK distributors are equipped to service every region of the United States and Canada in over 65 locations. We believe that AZEK has also developed the largest and most extensively trained stocking dealer network of any non-wood trim manufacturer in the industry. We have steadily grown our AZEK dealer base from 150 dealers in 2001 to over 1,690 as of September 2006.

Our bathroom partition and locker systems are sold through a national distribution network that covers over 1,500 local dealers. We market the benefits of our bathroom partition and locker systems directly to architects and facilities managers, who frequently specify building products by name and material in their designs, leaving dealers and installers less flexibility in choosing manufacturers, and enabling us to service the resulting demand through local dealer networks.

We primarily sell our non-fabricated products to over 400 regional distributors, who in turn sell direct to OEMs. We are typically the sole source supplier for our OEM relationships due to the breadth of our non-fabricated product offering.

Raw Materials and Suppliers

Our most significant raw materials are PP, HDPE and PVC dry petrochemical resin. These resins accounted for more than half of our cost of goods sold for fiscal year 2005 and for the nine months ended September 30, 2006. We purchase our raw materials directly from major petrochemical suppliers. Resin purchases are based primarily on price, and we are typically awarded a significant customer rebate by each supplier due to purchasing scale. Prices are negotiated on a continuous basis, and we do not typically buy forward beyond six months. Historically, we have not bought resin from a sole source and we believe our raw materials are available from alternative sources on similar terms. Over the past four years, PVC resin prices had more than doubled, primarily due to the increased cost of oil and natural gas, and as a result of the storm activity in August and September of 2005, increases in natural gas and crude oil prices and demand in the broader economy, resin prices increased to an all time high level. These significantly higher resin costs have impacted our profitability throughout 2005 and for the first nine months of 2006, resulting in lower gross margins in fiscal year 2005 and the nine months ended September 30, 2006 compared to fiscal year 2004 and the nine months ended September 30, 2005, respectively.

Competition

We compete with multiple companies with respect to each of our products, including divisions or subsidiaries of larger companies and foreign competitors. We compete on the basis of a number of considerations, including price (on a price-to-value basis), service, quality, performance, product characteristics, brand recognition and loyalty, marketing, product development, sales and distribution, and ability to supply products to customers in a timely manner. Our products also compete with the wood, metal and other traditional products that our synthetic products are designed to replace. For example, AZEK competes primarily with wood, aluminum, engineered wood and other synthetic building materials, such as celuka-processed products. In the synthetic synthetic trim market, there are few other competitors of scale. The bathroom products market is highly fragmented and consists of manufacturers typically producing products in several different materials and price ranges. Metal currently represents more than a majority of the overall bathroom products market. With respect to our other non-fabricated products, the market is highly fragmented, with manufacturers generally focused on a few core materials that are sold directly into end market applications. Our competitors for other non-fabricated products include other national and regional manufacturers.

Intellectual Property

We rely on a combination of trademarks, trade secrets, unpatented know-how, patents, and other intellectual property rights and protective measures to protect our proprietary rights. We own approximately 22 U.S. trademark registrations, two trademark applications and eight U.S. patents. We employ various methods, including confidentiality and non-disclosure agreements with third parties and employees who have access to our trade secrets, to protect our trade secrets and know-how.

Although we use a variety of intellectual property in the development and manufacturing of our various products, we believe that none of that intellectual property is individually critical to our current operations. Taken as a whole, however, we believe our intellectual property rights are significant.

Facilities

On our main property in the Scranton, Pennsylvania area, we operate five facilities that are organized by material type for manufacturing purposes. We operate two additional facilities in Scranton, Pennsylvania: (i) Winfield Avenue, which is utilized for cutting, fabricating and shipping bathroom partition and locker systems and (ii) Keyser Avenue, for PVC manufacturing and fabricating to support the growth of our AZEK products. Our administrative offices are located in Moosic, Pennsylvania within two miles of our manufacturing facilities. The chart below summarizes our facilities.

Facility	Square Feet	Ownership	Use

HQ Building #5	343,000	Owned	Office and Extrusion Facility
Scranton / Keyser Avenue	308,000	Leased	Dry Blend, Extrusion and Fabrication
Scranton / Winfield Avenue	224,214	Owned	Office and Fabrication
HQ Building #1	153,330	Owned	Pressing and Storage Facility
HQ Building #2	67,500	Owned	Extrusion Facility
HQ Building #3	67,500	Owned	Extrusion Facility
HQ Building #4	16,050	Owned	Dry Blend and Lab Facility
Administrative Offices	22,000	Leased	Administrative Services

Employees

As of January 8, 2007, all of our workforce was non-union and totaled 468 employees, comprised of 306 production employees and 162 office employees. We are not a party to any collective bargaining agreements. We believe our relationship with our employees is good.

Legal Proceedings

From time to time, we are subject to litigation in the ordinary course of business. Currently, there are no claims or proceedings against us that we believe would be expected to have a material adverse effect on our business or financial condition, results of operations or cash flows.

Environmental

We are not aware of any environmental liabilities that would be expected to have a material adverse effect on our business or financial condition, results of operations or cash flows. We believe we are compliant with all environmental laws and regulations in all material respects and possess all necessary permits to operate our manufacturing and other facilities.

9.	Management

The following table provides information about our directors and executive officers.

Name	Age	Position with our Company
John R. Loyack	43	President, Chief Executive Officer, President, Scranton
		Products Inc. and Director
Ralph Bruno	43	President, AZEK Building Products Inc.
Scott Harrison	34	Executive Vice President and Chief Financial Officer
James Andersen	44	Director
Vincent A. Calarco	64	Director
Shivanandan A. Dalvie	34	Director
Glenn M. Fischer	56	Director
Brian R. Hoesterey	39	Director
James Keisling	58	Chairman of the Board
Christopher P. Mahan	39	Director
Scott B. Perper	51	Director
Vincent A. Sarni	78	Director
Julian M. Steinberg	52	Director

John R. Loyack, our President, also became our Chief Executive Officer and Director effective January 1, 2007. In addition, Mr. Loyack became our President, Scranton Products Inc. effective January 2007. Mr. Loyack joined us in September 2005 as our Chief Operating Officer and Chief Financial Officer and became our President in February 2006. Prior to joining us, Mr. Loyack served as senior vice president and chief financial officer of PNM Resources Inc. since 2002. From 1999 to 2002, Mr. Loyack served as Vice President, Corporate Controller and Chief Accounting Officer of PNM Resources. Prior to joining PNM Resources, Mr. Loyack served in various capacities at Union Pacific Corporation. Earlier in his career, Mr. Loyack held positions with Lutron Electronics and PricewaterhouseCoopers LLP. Mr. Loyack received a B.S. in accounting from King’s College and an M.B.A. from Lehigh University.

Ralph Bruno, our President, AZEK Building Products Inc., joined us in 2001. Prior to joining us, Mr. Bruno served as a national sales manager with Trex Corp., a leading manufacturer of plastic decking products, from 1991 to 2001. Mr. Bruno has been in the synthetic materials industry his entire career. He received a B.A. from Cortland (NY) State University in 1985.

Scott Harrison, our Executive Vice President and Chief Financial Officer, joined us in November 2005 as our Vice President of Finance. Mr. Harrison was appointed as our Senior Vice President and Chief Financial Officer in February 2006. Prior to joining us, Mr. Harrison was director of business development at Silgan Plastics Corporation since 2003. Prior to joining Silgan Plastics, Mr. Harrison held various positions with First Union Capital Partners and Bowles Hollowell Conner & Co. Mr. Harrison received a B.A. in economics from Duke University and an M.B.A. from The Tuck School of Business at Dartmouth.

James Andersen became a director upon consummation of the Transaction. Mr. Andersen is the Managing Partner and co-founder of Clearview Capital, a buyout firm which he formed in 1999. Prior to joining Clearview Capital, Mr. Andersen was with Capital Partners from 1996 to 1999. Previously, Mr. Andersen was a project manager at Mars and Company, an international strategy consulting firm, and prior to that, he was an international staff field engineer with Schlumberger. Mr. Andersen received a

B.S.E. in Civil Engineering, cum laude, from Princeton University and earned an M.B.A. from the Wharton School in 1989. He is currently a director of Twinco -Romax LLC, Senior Care Centers of America, Inc., Hillsdale Furniture LLC and M.H. Zeigler and Sons, LLC.

Vincent A. Calarco became a director in June 2006. Mr. Calarco was Chairman, President and Chief Executive Officer of Crompton Corporation (now known as Chemtura Corporation), a producer of specialty chemicals and polymer products, from 1999 to 2004. Previously, he was President and Chief Executive Officer of Crompton & Knowles Corporation, a predecessor of Crompton Corporation, from 1985 to 1999, and Chairman from 1986 to 1999. Mr. Calarco received a B.S. in chemical engineering from Polytechnic University and an M.B.A. with distinction from The Harvard Business School. He is currently a director of Consolidated Edison, Inc. and Newmont Mining Corporation. In addition, Mr. Calarco is the Chairman of the Chemical Heritage Foundation and a Trustee of Saint Raphael Healthcare System.

Shivanandan A. Dalvie became a director upon consummation of the Transaction. Mr. Dalvie is a Partner with AEA Investors, which he joined in 1997. Prior to joining AEA, he was in the mergers and acquisitions group of Credit Suisse First Boston. Mr. Dalvie received a B.S. in computer science and economics from Yale University and an M.B.A. from Stanford University. He is currently a director of Telephia, Inc.

Glenn Fischer became a director in October 2005. Mr. Fischer is an Operating Partner with AEA Investors, which he joined in 2005. From 2000 to 2005, he was President and Chief Operating Officer of Airgas, Inc., the largest U.S. distributor of industrial, medical and specialty gases, welding, safety and related products. Mr. Fischer joined Airgas after spending 19 years with The BOC Group in a wide range of positions leading to his appointment in 1997 as president of BOC Gases, North America. In addition to his responsibility for all North American operations, Mr. Fischer served on The BOC Group Executive Management Board. Prior to joining BOC in 1981, Mr. Fischer served at W.R. Grace in a variety of finance, planning and management roles. He is currently a director of Pregis Holding II Corporation, Henry Corporation and Burt’s Bees, Inc.

Brian R. Hoesterey became a director upon consummation of the Transaction. Mr. Hoesterey is a Partner with AEA Investors, which he joined in 1999. Prior to joining AEA Investors, he was with BT Capital Partners, the private equity investment vehicle of Bankers Trust. Mr. Hoesterey has also previously worked for McKinsey & Co. and the investment banking division of Morgan Stanley. Mr. Hoesterey graduated summa cum laude from Texas Christian University with a B.B.A. in accounting and received an M.B.A. with honors from The Harvard Business School. He is currently a director of Henry Company and Pregis Holding II Corporation.

James Keisling, our Chairman of the Board as of January 1, 2007, previously served as our Chief Executive Officer. Mr. Keisling has 30 years of experience in developing and manufacturing highly-engineered synthetic replacement products for wood and metal. He joined the family business in 1971, one year after graduating from Lycoming College with a degree in accounting. Prior to that he worked with Haskins & Sells in New York, from 1970 to 1971.

Christopher P. Mahan became a director upon consummation of the Transaction. Mr. Mahan is a Partner with AEA Investors, which he joined in 1991. Prior to joining AEA, Mr. Mahan was a consultant at Bain & Company, working on a range of projects with global manufacturing companies. Mr. Mahan received a B.A. with honors from Amherst College. He is currently a director of Convenience Food Systems B.V. and Birch Telecom, Inc.

Scott B. Perper became a director in January 2006. Mr. Perper is a Managing Partner with Wachovia Capital Partners, LLC, which he joined in 1989. Prior to joining Wachovia Capital Partners, Mr. Perper served as a Vice President in the Media & Entertainment Group of Kidder, Peabody & Company Incorporated in New York. Mr. Perper earned his undergraduate degree from Bowdoin College and an M.B.A. from The Harvard Business School. He is currently a director of Horizon Telecom Inc., HOB Entertainment, Inc., NuVox Communications, Inc. and several other private companies. In addition,

Mr. Perper is the Chairman of the North Carolina Outward Bound School and a Trustee of Bowdoin College and the Charlotte Country Day School.

Vincent A. Sarni became a director in August 2005. Mr. Sarni was Chairman of the board of directors and Chief Executive Officer of PPG Industries, a global supplier of coatings, glass, fiber glass, and chemicals, from 1984 to 1993. Mr. Sarni joined PPG as a Marketing Vice President of the former Industrial Chemical Department in 1968, after 12 years with Olin Corporation. He is a former director of Mueller Holding Co., Noveon Inc., Amtrol Inc., Brockway Inc., Hershey Foods Corp., Honeywell Inc., Mellon Bank Inc., PNC Financial Corp., and PPG Industries. Mr. Sarni is also the former Chairman of the Board for the Pittsburgh Pirates and Allegheny General Hospital.

Julian M. Steinberg became a director in August 2005. Mr. Steinberg currently serves as Senior Vice President and General Manager of Performance Coatings at Noveon, Inc. Prior to this position, he was Senior Vice President and General Manager of Estane® TPU. He was also Global Marketing and Business Development and General Manager of Estane® Americas. Mr. Steinberg joined Noveon in October 2001 from CompX International, a manufacturer of components for office furniture. Previous to that position, Mr. Steinberg spent twenty-two years with the BFGoodrich Company in various Business Management, Marketing and Financial roles. His last assignment at BFGoodrich was Commercial Vice President Specialty Plastics. Subsequent to that, he served as Vice President and General Manager of the TempRite® CPVC division. Mr. Steinberg has served on the Board of Directors for the Society of Plastics Industries and the Plastic Pipe and Fittings Association. He has a Bachelor’s and M.B.A. from Washington University.

In addition, Robert E. Donlon previously served as an executive officer of our company in December 2006 and January 2007, when he was President of Scranton Products Inc. Mr. Donlon is no longer an executive officer, but currently serves as Director of Manufacturing and Development, Scranton Products Inc. Mr. Donlon joined us in October 2003 as Customer Service Manager of our commercial building products business. Prior to joining us, Mr. Donlon was employed by Symbol Technologies, Inc. from 1989 until March 2003 where he held various positions including, most recently, Director of Sales Operations.

The SEC has charged Symbol and eleven former Symbol executives (including the former President and Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Accounting Officer and Mr. Donlon), with violating the federal securities laws in connection with their alleged involvement in improper revenue recognition. Specifically, the executives were charged with violating Sections 10(b) and 13(b)(5) of the Securities Exchange Act of 1934 and Rules 10b-5 and 13b2-1 thereunder. In addition, the Office of the United States Attorney for the Eastern District of New York initiated proceedings against these executives relating to their employment at Symbol. In June 2004, Mr. Donlon pled guilty to one count of conspiracy to commit securities fraud. The civil case against Mr. Donlon remains pending, and Mr. Donlon is awaiting resolution with respect to his guilty plea.

In connection with our arrangement of financing related to the Procell Acquisition, and following discussion with our advisers, our board of directors decided that it would be in the best interests of our company to reassign Mr. Donlon to a new position. Accordingly, Mr. Donlon resigned as President, Scranton Products and John R. Loyack, our President and Chief Executive Officer immediately assumed this position. Mr. Donlon has been appointed Director of Manufacturing and Development, Scranton Products. In such capacity, Mr. Donlon’s responsibilities will include the oversight of manufacturing, process quality and new products within Scranton Products. However, he will not be responsible for, or have report to him the persons in charge of, the accounting, tax and financial reporting functions of Scranton Products. Although we cannot predict the impact of these legal proceedings or the reassignment of Mr. Donlon on our company, we do not believe that it is likely that an adverse sentence for Mr. Donlon, or this reassignment of his duties, will have a material adverse effect on our business.

Management Transition Plan

On February 10, 2006, we announced that our board of directors had approved a management transition plan. Under the transition plan, Mr. James Keisling transitioned to the role of non-executive Chairman of our board of directors effective January 1, 2007, succeeding Mr. Christopher Mahan. Mr. John R. Loyack, our President, succeeded Mr. Keisling as our Chief Executive Officer effective January 1, 2007.

Committees of the Board of Directors

Our board of directors has established an audit committee and a compensation committee. The members of the audit committee are Brian Hoesterey, Chairman; Glenn Fischer; Scott Perper and Vincent Sarni. The audit committee recommends the annual appointment and reviews independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions, and investigations into matters related to audit functions. The members of the compensation committee are Christopher Mahan, Chairman; Brian Hoesterey and James Andersen. The compensation committee reviews and approves the compensation and benefits for our senior employees and directors, authorizes and ratifies equity and other incentive arrangements, and authorizes employment and related agreements. From time to time, our board of directors may contemplate establishing other committees.

Compensation of Directors

Directors receive no cash consideration for serving on our board of directors, but directors are reimbursed for out-of-pocket expenses incurred in connection with their duties as directors. Certain of the directors have received Class B limited partnership units in CPG International Holdings LP, or CPG International Holdings, our indirect parent company in consideration for serving on our board of directors.

Summary Compensation Table

The following table sets forth information regarding compensation earned during 2006 by our Chief Executive Officer, Chief Financial Officer, our three other most highly compensated executive officers serving on December 31, 2006 as well as one additional executive officer who would have been included as one of the three most highly compensated executive officers during 2006 except for the fact that he was not serving in such position on December 31, 2006 (the “Named Executives”):

				Class B Units	Non-Equity
Name and				Partnership	Incentive Plan	All Other
Principal Position	Year	Salary	Bonus (1)	Units (#) (2)	Compensation (3)	Compensation(4)	Total
James Keisling Chief Executive Officer(5)	2006	$300,000	$105,000	—	—	$4,386	$409,386
John R. Loyack President and Chief Operating Officer(6)	2006	$300,000	$96,250	—	—	$14,620	$410,870
Scott Harrison Executive Vice President and Chief Financial Officer	2006	$159,176	$37,500	—	—	$—	$196,676
Ralph Bruno President, AZEK Building Products	2006	$228,638	$40,000	—	—	$3,349	$271,987
Robert Donlon President, Scranton Products (7)	2006	$104,886	$7,500	—	$9,375	$—	$121,761

Mike Kapuscinski Vice President, Technology and Facilities(8)	2006	$175,008	$75,000	—	—	$512	$250,520

_____________________

(1)	Represents the individualized performance component of the 2006 bonus.

(2)           Represents the amount of compensation recognized for fiscal 2006 over the requisite service period with respect to purchases in 2006 of Class B limited partnership units their then market value of $10 per unit, as computed in accordance with SFAS No. 123R.

(3)           Represents the component of Mr. Donlon’s 2006 bonus that was based on the EBITDA of Scranton Products. See Grants of Plan Based Awards table.

(4)           Amounts reflect (i) matching contributions to our 401(k) defined contribution retirement plan for 2005 which were made in 2006 in the amounts of $4,386, $3,349 and $512 on behalf of each of Messrs Keisling, Bruno and Kapuscinski, respectively and (ii) $14,620 in insurance reimbursements to Mr. Loyack.

(5)	Mr. Keisling served as our Chief Executive Officer until December 31, 2006.
(6)	Mr. Loyack became our President and Chief Executive Officer on January 1, 2007.

(7)           Mr. Donlon was appointed to the position of President of Scranton Products on December 1, 2006 and resigned from this position in January 2007. Mr. Donlon currently serves as Director of Manufacturing and Development, Scranton Products Inc.

(8)	Mr. Kapuscinski currently serves as Chief Technologist.

2006 GRANTS OF PLAN BASED AWARDS

						Full Grant
					Class B	Date Fair
		Estimated Future Payouts Under Non-Equity			Partnership	Value of
		Incentive Plan Awards			Unit Awards:	Each Class B
Name and Principal		Threshold	Target	Maximum	Number of	Partnership
Position	Grant Date	($)(1)	($)(1)	($)(1)	Units (#) (2)	Unit Award (3)

James Keisling
Chief Executive Officer(4)	____	39,000	195,000	214,500	____	____
John R. Loyack
President and Chief	2/9/06	35,750	178,750	214,500	1,000	____
Operating Officer(5)	1/1/07				1,000	____
Scott Harrison
Executive Vice President and	2/9/06	7,500	37,500	45,000	200	____
Chief Financial Officer	12/1/06				200	____
Ralph Bruno
President, AZEK Building	2/15/06	22,000	110,000	132,000	250	___
Products Inc.	1/1/07				100	___
Robert Donlon
President, Scranton
Products Inc.(6)	12/1/06	10,500	22,500	30,000	200	___
Mike Kapuscinski
Vice President,
Technology and
Facilities(7)	____	15,000	75,000	90,000	____	____

______________________

(1)

Represents the portion of the 2006 bonus which could have been earned based solely on our or our divisions’ EBITDA. For Mr. Bruno and Mr. Donlon, a portion of their EBITDA-based 2006 bonus was based on the EBITDA of AZEK Building Products and Scranton Products, respectively.

(2)	Class B limited partnership units purchased during 2006 and on January 1, 2007 for $10 per unit, their then fair market value.
(3)	Represents the aggregate grant date fair value, computed in accordance with SFAS No. 123R, of all Class B limited partnership units purchased in 2006 by our Named Executives.
(4)	Mr. Keisling served as our Chief Executive Officer until December 31, 2006.
(5)	Mr. Loyack became our President and Chief Executive Officer on January 1, 2007.
(6)

Mr. Donlon was appointed to the position of President of Scranton Products on December 1, 2006 and resigned from this position in January 2007. Mr. Donlon currently serves as Director of Manufacturing and Development, Scranton Products Inc.

(7)	Mr. Kapuscinski currently serves as Chief Technologist.

Employment Arrangements

Compensation payable to the Named Executives is determined primarily by the terms of their individually negotiated employment agreements.

Mr. James Keisling

We have entered into an amended and restated employment agreement with Mr. James Keisling which provided for his transition from the position of Chief Executive Officer to the position of Chairman. Mr. Keisling served as our Chief Executive Officer until December 31, 2006 and became Chairman effective January 1, 2007. From January 1, 2006 until December 31, 2006, Mr. Keisling’s base salary was $300,000. Beginning January 1, 2007, Mr. Keisling’s base salary is $50,000. Mr. Keisling is eligible to receive an annual cash bonus based upon our company’s performance and individualized performance goals. In addition, if Mr. Keisling is terminated by us without cause or if Mr. Keisling terminates his employment for good reason, (i) Mr. Keisling would be entitled to continuation of his then base salary (currently $50,000) for one year from the date of termination, and (ii) all accrued but unpaid amounts payable to Mr. Keisling under his employment agreement and any bonus, incentive or other plan. In addition, pursuant to Mr. Keisling’s subscription agreement, if Mr. Keisling terminates his employment prior to December 31, 2007, one-half of his Class B limited partnership units will be redeemable at the lesser of $10.00 per unit or their fair market value and if Mr. Keisling is terminated for cause, we will be entitled to redeem all of Mr. Keisling’s Class B limited partnership units at the lesser of $20,000 or the fair market value of the Class B limited partnership units on the date of termination. Mr. Keisling has entered into an agreement that contains standard non-competition, non-solicitation and confidentiality covenants.

Mr. John R. Loyack

We have entered into an amended and restated employment agreement with Mr. John R. Loyack which provided for his transition from the position of Chief Financial Officer and Chief Operating Officer to the position of President and Chief Executive Officer. Effective January 1, 2007, Mr. Loyack became President and Chief Executive Officer. From January 1, 2006 through December 31, 2006, Mr. Loyack’s base salary was $300,000. Beginning January 1, 2007, Mr. Loyack’s base salary is $400,000. Mr. Loyack is eligible to receive an annual cash bonus based upon our company’s performance and individualized performance goals. In addition, if Mr. Loyack is terminated by us without cause or if Mr. Loyack terminates his employment for good reason, (i) Mr. Loyack would be entitled to continuation of his then base salary (currently $400,000) until the later of one year from the date of termination and December 31, 2008, (ii) all accrued but unpaid amounts payable to Mr. Loyack under his employment agreement and any bonus, incentive or other plan, and (iii) in general, an additional 25% of Mr. Loyack’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. Mr. Loyack has entered into an agreement that contains standard non-competition, non-solicitation and confidentiality covenants.

Mr. Ralph Bruno

We have entered into an employment agreement with Mr. Ralph Bruno, President, AZEK Building Products Inc. Mr. Bruno’s base salary is $225,000. Mr. Bruno is eligible to receive an annual cash bonus based upon our company’s performance and individualized performance goals. In addition, if Mr. Bruno is terminated by us without cause or if Mr. Bruno terminates his employment for good reason, (i) Mr. Bruno would be entitled to continuation of his then base salary (currently $225,000) for one year from the date of termination, (ii) all accrued but unpaid amounts payable to Mr. Bruno under his employment agreement and any bonus, incentive or other plan, and (iii) in general, an additional 25% of Mr. Bruno’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. Mr. Bruno has entered into an agreement that contains standard non-competition, non-solicitation and confidentiality covenants.

Mr. Scott Harrison

We have entered into an employment agreement with Mr. Scott Harrison, Executive Vice President and Chief Financial Officer. Mr. Harrison’s base salary is $185,000. Mr. Harrison is eligible to receive an annual cash bonus based upon our company’s performance and individualized performance goals. In addition, in the event Mr. Harrison is terminated by us without cause, Mr. Harrison would be entitled to a lump sum payment equal to his then base salary (currently $185,000) plus any bonus accrued to the date of termination, and (ii) in general, an additional 25% of Mr. Harrison’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. Mr. Harrison has entered into an agreement that contains standard non-competition, non-solicitation and confidentiality covenants.

Mr. Mike Kapuscinski

We have entered into an employment agreement with Mr. Mike Kapuscinski, Chief Technologist. The agreement provides for an annual base salary of $175,000. Mr. Kapuscinski is eligible to receive an annual cash bonus based upon our company’s performance and individualized performance goals. If Mr. Kapuscinski’s employment is terminated by us without cause or by him for good reason, (i) Mr. Kapuscinski would be entitled to continuation of his current base salary, $175,000, for one year from the date of termination, (ii) all accrued but unpaid amounts payable to Mr. Kapuscinski under his employment agreement and any bonus, incentive or other plan, and (iii) in general, an additional 25% of Mr. Kapuscinski’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. Mr. Kapuscinski has entered into an agreement that contains standard non-competition, non-solicitation and confidentiality covenants.

2006 Annual Bonus

The 2006 bonus which could have been earned by each Named Executive was determinable based, in part, on our or our divisions’ EBITDA and, in part, on individualized performance goals. The proportion based on EBITDA and individualized performance goals was 65%-35%, 65%-35%, 50%-50%, 73%-27%, 75%-25%, 50%-50% for each of Messrs Keisling, Loyack, Harrison, Bruno, Donlon and Kapuscinski, respectively. Except with regard to Mr. Donlon, the 2006 bonus payable is based solely on satisfaction of individualized performance goals.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	Class B Partnership Units
	Number of Units Subject to	Market Value of Units That
	Repurchase at the Lower of	Are Subject to Repurchase at
	Cost and Fair Market	the Lower of Cost and Fair
Name and Principal Position	Value (#) (1)	Market Value ($)
James Keisling
Chief Executive Officer(2)	1,000	10,000
John R. Loyack
President and Chief Operating
Officer(3)	2,750	27,500
Scott Harrison
Executive Vice President and Chief
Financial Officer	550	5,500
Ralph Bruno
President, AZEK Building Products Inc.	1,100	11,000
Robert Donlon
President, Scranton Products Inc.(4)	331.25	3,313
Mike Kapuscinski
Vice President, Technology and
Facilities(5)	750	7,500

______________________

(1)

With the exception of the Class B limited partnership units sold to Mr. James Keisling, all of the Class B limited partnership units sold to management are generally subject to repurchase by CPG International Holdings at the lower of cost and fair market value upon termination of employment during the first twelve months following their purchase. Thereafter, generally, 75% of such Class B limited partnership units are subject to repurchase by CPG International Holdings at the lower of cost and fair market value upon termination during the second twelve months following their purchase, 50% during the third twelve months and 25% during the fourth twelve months. With the exception of the Class B limited partnership interests sold to Mr. James Keisling, interests which are not repurchasable for such amount are nonetheless repurchasable by CPG International Holdings upon termination of employment for their then fair market value.

On February 6, 2006, CPG International Holdings and Mr. James Keisling entered into an amendment to Mr. Keisling’s Class B limited partnership unit subscription agreement pursuant to which CPG International Holdings repurchased 1,000 of Mr. Keisling’s Class B limited partnership units for $10,000. Mr. Keisling continues to own 2,000 Class B limited partnership units. In addition, the redemption provisions of Mr. Keisling’s subscription agreement were amended to generally provide that if Mr. Keisling remains employed through December 31, 2007, Mr. Keisling’s Class B limited partnership units will not be redeemable by CPG International Holdings without Mr. Keisling’s consent. However, if Mr. Keisling terminates his employment prior to such date, one-half of his Class B limited partnership units will be redeemable at the lower of cost and their fair market value and if Mr. Keisling is terminated for cause, CPG International Holdings will be entitled to redeem all of Mr. Keisling’s Class B limited partnership units at the lower of cost and the fair market value of the Class B limited partnership units on the date of termination.

(2)	Mr. Keisling served as our Chief Executive Officer until December 31, 2006.
(3)	Mr. Loyack became our President and Chief Executive Officer on January 1, 2007.
(4)

Mr. Donlon was appointed to the position of President of Scranton Products on December 1, 2006 and resigned from this position in January 2007. Mr. Donlon currently serves as Director of Manufacturing and Development, Scranton Products Inc.

(5)	Mr. Kapuscinski currently serves as Chief Technologist.

CLASS B UNITS VESTED
	Class B Partnership Units
	Number of Units Subject to
	Repurchase at Fair Market
Name and Principal Position	Value (#)	Value Realized on Vesting ($)
James Keisling
Chief Executive Officer(1)	1000	10,000
John R. Loyack
President and Chief Operating
Officer(2)	250	2,500
Scott Harrison
Executive Vice President and Chief
Financial Officer	50	500
Ralph Bruno
President, AZEK Building Products Inc.	250	2,500
Robert Donlon
President, Scranton Products Inc.(3)	43.75	438
Mike Kapuscinski
Executive Vice President, Technology
and Facilities(4)	250	2,500

______________________

(1)	Mr. Keisling served as our Chief Executive Officer until December 31, 2006.
(2)	Mr. Loyack became our President and Chief Executive Officer on January 1, 2007.
(3)

Mr. Donlon was appointed to the position of President of Scranton Products on December 1, 2006 and resigned from this position in January 2007. Mr. Donlon currently serves as Director of Manufacturing and Development, Scranton Products Inc.

(4)	Mr. Kapuscinski currently serves as Chief Technologist.

Payments upon Termination and Change in Control

Mr. James Keisling. If Mr. Keisling is terminated by us without cause or if Mr. Keisling terminates his employment for good reason, (i) Mr. Keisling would be entitled to continuation of his current base salary, $50,000, for one year from the date of termination, and (ii) all accrued but unpaid amounts payable to Mr. Keisling under his employment agreement and any bonus, incentive or other plan. In addition, pursuant to Mr. Keisling’s subscription agreement, if Mr. Keisling terminates his employment prior to December 31, 2007, one-half of his Class B limited partnership units will be redeemable at the lower of cost and their fair market value and if Mr. Keisling is terminated for cause, we will be entitled to redeem all of Mr. Keisling’s Class B limited partnership units at the lower of cost and the fair market value of the Class B limited partnership units on the date of termination. Mr. Keisling has entered into an agreement that contains standard non-competition, non-solicitation and confidentiality covenants

Mr. Scott Harrison. If Mr. Harrison is terminated by us without cause, Mr. Harrison would be entitled to a lump sum payment equal to his current base salary, $185,000 plus any bonus accrued to the date of termination and (ii) in general, an additional 25% of Mr. Harrison’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. If Mr. Harrison is terminated for cause, we will be entitled to redeem all of Mr. Harrison’s Class B limited partnership units at the lower of cost and the fair market value of the Class B limited partnership units on the date of termination.

Mr. John R. Loyack. If Mr. Loyack is terminated by us without cause or if Mr. Loyack terminates his employment for good reason, (i) Mr. Loyack would be entitled to continuation of his current base salary, $400,000, until the later of one year from the date of termination and December 31, 2008, (ii) all accrued but unpaid amounts payable to Mr. Loyack under his employment agreement and any bonus, incentive or other plan, and (iii) in general, an additional 25% of Mr. Loyack’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. If Mr. Loyack is terminated for cause, we will be entitled to redeem all of Mr. Loyack’s Class B limited partnership units at the lower of cost and the fair market value of the Class B limited partnership units on the date of termination.

Mr. Ralph Bruno. If Mr. Bruno is terminated by us without cause or if Mr. Bruno terminates his employment for good reason, (i) Mr. Bruno would be entitled to continuation of his current base salary, $225,000, for one year from the date of termination, (ii) all accrued but unpaid amounts payable to Mr. Bruno under his employment agreement and any bonus, incentive or other plan, and (iii) in general, an additional 25% of Mr. Bruno’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. If Mr. Bruno is terminated for cause, we will be entitled to redeem all of Mr. Bruno’s Class B limited partnership units at the lower of cost and the fair market value of the Class B limited partnership units on the date of termination.

Mr. Mike Kapuscinski. If Mr. Kapuscinski’s employment is terminated by us without cause or by him for good reason, (i) Mr. Kapuscinski would be entitled to continuation of his current base salary, $175,000, for one year from the date of termination, (ii) all accrued but unpaid amounts payable to Mr. Kapuscinski under his employment agreement and any bonus, incentive or other plan, and (iii) in general, an additional 25% of Mr. Kapuscinski’s Class B limited partnership units in CPG International Holdings, which would otherwise become repurchasable by us upon termination of employment at the lower of cost and fair market value, would become subject to repurchase by us at fair market value. If Mr. Kapuscinski is terminated for cause, we will be entitled to redeem all of Mr. Kapuscinski’s Class B limited partnership units at the lower of cost and the fair market value of the Class B limited partnership units on the date of termination.

DIRECTOR COMPENSATION
Name	Stock Awards ($) (1)	Total ($)
Vincent A. Calarco	___	___
Julian M. Steinberg	___	___
Vincent A. Sarni	___	___

______________________

(1) Vincent A. Calarco, Julian M. Steinberg, and Vincent A. Sarni were granted 250, 250, and 350 Class B partnership units, respectively, on January 17, 2006 for $10.00 per unit, their then fair market value. All of these units are currently subject to repurchase over four years in the same manner as Class B units held by our Named Executives. Because we recognize no compensation expense with regard to such units, the aggregate grant date fair value computed in accordance with SFAS No. 123R is zero.

10.	Security Ownership of Certain Beneficial Owners and Management

All of our issued and outstanding common stock is held by CPG International, and all of the issued and outstanding common stock of CPG International is held by CPG International Holdings, our indirect parent company. CPG International Holdings is a limited partnership. The general partner of CPG International Holdings is CPG Holding I LLC, which is an affiliate of AEA Investors. The business and affairs of CPG International Holdings is managed exclusively by the general partner. The general partner has full and complete authority, power and discretion to act on behalf of CPG International Holdings in all matters respecting the partnership and its operations, business and properties, to manage and control the business, affairs and properties (including the disposition of all or part thereof) of the partnership, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the partnership’s business. The units reflected in the following table are the limited partnership units of CPG International Holdings. The limited partners are not agents of CPG International Holdings or any other partner, and have no right or authority to act for or bind the partnership, or to incur any expenditures on behalf of or with respect to the partnership.

The following table sets forth information with respect to the beneficial ownership of CPG International Holdings as of the date of this current report, by (a) any person or group who will beneficially own more than five percent of the outstanding Class A units and Class B units of CPG International Holdings, (b) each of our directors and executive officers and (c) all of our directors and executive officers as a group. The table does not give effect to the Procell Acquisition and the related equity contribution. See “Procell Acquisition.”

	Number of		Number of Class
	Class A Units	Percent of Class	B Units	Percent of Class
	Beneficially	A Units	Beneficially	B Units
Name of Beneficial Owner:	Owned(1)	Outstanding	Owned(1)(2)	Outstanding
AEA Investors(3)	63,385	70.3%	—	—
Wachovia Capital Partners 2005, LLC(4)	13,625	15.1%	—	—
KF Equities(5)	6,272	7.0%	—	—
Clearview/CP/Vycom Acquisition, LLC(6)	4,144	4.6%	—	—
James Keisling(7)	6,272	7.0%	2,000	17.5%
John R. Loyack	—	—	3,000	26.3%
Ralph Bruno	458	*	1,350	11.8%
Robert E. Donlon	81	*	375	3.3%
Mike Kapuscinski	431	*	1,000	8.8%
Scott Harrison	—	—	600	5.3%
James Andersen(8)	—	—	—	—
Vincent A. Calarco(9)	—	—	250	2.2%
Shivanandan A. Dalvie(10)	—	—	—	—
Glenn M. Fischer(10)	—	—	—	—
Brian R. Hoesterey(10)	—	—	—	—
Christopher D. Mahan(10)	—	—	—	—
Scott B. Perper(10)	—	—	—	—
Vincent A. Sarni(9)	—	—	350	3.1%
Julian M. Steinberg(9)	82	*	250	2.2%
All directors and executive officers as a group (15 persons)	7,324	8.1%	9,175	80.5%

______________________

*	Represents beneficial ownership of less than 1%.
(1)	As used in this table, each person or entity with the power to vote or direct the disposition of units is deemed to be a beneficial owner.

(2)

The Class B limited partnership units of CPG International Holdings entitle the holders thereof to share in profits of CPG International Holdings with the holders of Class A limited partnership units only after the holders of the Class A limited partnership units have received a 7% preferred return.

(3)

Consists of Class A units held by investment vehicles managed by AEA Investors LLC or AEA Management (Cayman) Ltd. The address for AEA Investors LLC is 65 East 55th Street, New York, New York 10022. The address for AEA Management (Cayman) Ltd. is c/o Walkers SPV Limited, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands.

(4)	The address for Wachovia Capital Partners 2005, LLC is 301 South College Street, 12th Floor, Charlotte, North Carolina 28288.
(5)

Consists of Class A units held by KF Equities, a partnership whose members include Mr. James Keisling and other members of the Keisling family. The address for KF Equities is 5 Bucknell Drive, Clarks Green, Pennsylvania 18411.

(6)	The address for Clearview/CP/Vycom Acquisition, LLC is 1445 East Putnam Avenue, Old Greenwich, Connecticut 06870.
(7)

Includes 6,272 Class A units held by KF Equities, which may be deemed to be beneficially owned by Mr. James Keisling. The address for Mr. James Keisling is c/o CPG International I Inc., 801 Corey Street, Scranton, PA 18507.

(8)

Does not include Class A units beneficially owned by Clearview/CP/Vycom Acquisition, LLC. Mr. Andersen serves on our board of directors as a representative of Clearview/CP/Vycom Acquisition, LLC. Mr. Andersen is the Managing Partner and co-founder of Clearview Capital, an indirect parent of Clearview/CP/Vycom Acquisition, LLC. Mr. Andersen disclaims beneficial ownership of the Class A units owned by Clearview/CP/Vycom Acquisition, LLC, except to the extent of his pecuniary interest therein.

(9)	Messrs. Calarco, Sarni and Steinberg serve on our board of directors as representatives of AEA Investors LLC.
(10)

Messrs. Dalvie, Fischer, Hoesterey and Mahan serve on our board of directors as representatives of AEA Investors LLC. Messrs. Dalvie, Hoesterey and Mahan are Partners of AEA Investors LLC and Mr. Fischer is an Operating Partner of AEA Investors LLC. Messrs. Dalvie, Fischer, Hoesterey and Mahan disclaim beneficial ownership of the Class A units owned by investment vehicles managed by AEA Investors LLC and AEA Management (Cayman) Ltd., except to the extent of their respective pecuniary interests therein.

(11)

Does not include Class A units beneficially owned by Wachovia Capital Partners 2005, LLC. Mr. Perper serves on our board of directors as a representative of Wachovia Capital Partners 2005, LLC. Mr. Perper is a Managing Partner with Wachovia Capital Partners, LLC, an indirect parent of Wachovia Capital Partners 2005, LLC. Mr. Perper disclaims beneficial ownership of the Class A units owned by Wachovia Capital Partners 2005, LLC, except to the extent of his pecuniary interest therein.

11.	Certain Relationships and Related Party Transactions
(a)	AEA Investors

In consideration of services performed in connection with the Procell Acquisition and the related financings, we paid a $950,000 fee to AEA Investors upon closing of the Procell Acquisition. We believe that these services were on terms at least as favorable to us as we would expect to negotiate with unrelated third parties.

Certain mezzanine funds affiliated with AEA Investors are purchasing notes from us in connection with the Procell Acquisition, as well as units in CPG International Holdings. In connections with the foregoing, these funds will receive certain registration rights and/or management rights. We believe that these rights were granted on terms at least as favorable to us as we would expect to negotiate with unrelated third parties.

(b)	Procell

Facility and Equipment Leases. Procell has a lease agreement related to its office and manufacturing facilities location with North Alabama Property Leasing, Inc. The lessor of the property is an entity whose sole shareholder is an equity holder in Procell.

Certain Procell manufacturing and assembly line equipment is financed with Batavia Leasing Company, which is 50% owned by Sloan Implement Company, Inc. The major shareholder of Sloan Implement Company, Inc. is an equity holder in Procell.

Related Service Provider. Tide Transport, Inc., a freight company owned by two equity holders of Procell, provides certain freight services to Procell on a regular basis. These services include shipping finished product and for the transportation of resin purchases.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

4.1	Form of Note (included within the Indenture filed as Exhibit 4.1 to the Registration Statement on Form S-4 filed on May 12, 2006 and incorporated herein by reference).
4.2

Third Supplemental Indenture dated as of January 31, 2007, among CPG International I Inc., a Delaware corporation, CPG International Inc., the other guarantors listed on the signature page thereof, and Wells Fargo Bank, N.A., a national banking association, as Trustee.

4.3

The Registration Rights Agreement, dated as of January 31, 2007, among CPG International I Inc., CPG International Inc., the other guarantors listed on the signature page thereof, and AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP.

4.4

The Registration Rights Agreement, dated as of January 31, 2007, among CPG International I Inc., CPG International Inc., the other guarantors listed on the signature page thereof, and Orpheus Funding LLC, Midland National Life Insurance Company, North American Company for Life and Health Insurance, Sands Point Funding Ltd., Kennecott Funding Ltd., 1888 Fund, Ltd. and Copper River CLO Ltd.

10.1

Second Amendment and Waiver to Credit Agreement, dated as of January 17, 2007, by and among CPG International I Inc., CPG International Inc., the subsidiary guarantors named therein, the lenders identified on the signature pages thereto and Wachovia Bank, National Association, as administrative agent.

10.2	Management Rights Letter Agreement, dated as of January 31, 2007, between CPG International I Inc. and AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP.
99.1	Press Release, dated February 1, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CPG International Inc.
	By:	/s/ SCOTT HARRISON
Dated: February 2, 2007		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

4.1	Form of Note (included within the Indenture filed as Exhibit 4.1 to the Registration Statement on Form S-4 filed on May 12, 2006 and incorporated herein by reference).
4.2

Third Supplemental Indenture dated as of January 31, 2007, among CPG International I Inc., a Delaware corporation, CPG International Inc., the other guarantors listed on the signature page thereof, and Wells Fargo Bank, N.A., a national banking association, as Trustee.

4.3

The Registration Rights Agreement, dated as of January 31, 2007, among CPG International I Inc., CPG International Inc., the other guarantors listed on the signature page thereof, and AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP.

4.4

The Registration Rights Agreement, dated as of January 31, 2007, among CPG International I Inc., CPG International Inc., the other guarantors listed on the signature page thereof, and Orpheus Funding LLC, Midland National Life Insurance Company, North American Company for Life and Health Insurance, Sands Point Funding Ltd., Kennecott Funding Ltd., 1888 Fund, Ltd. and Copper River CLO Ltd.

10.1

Second Amendment and Waiver to Credit Agreement, dated as of January 17, 2007, by and among CPG International I Inc., CPG International Inc., the subsidiary guarantors named therein, the lenders identified on the signature pages thereto and Wachovia Bank, National Association, as administrative agent.

10.2	Management Rights Letter Agreement, dated as of January 31, 2007, between CPG International I Inc. and AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP.
99.1	Press Release, dated February 1, 2007.